ROBERT J. GRALEWSKI, JR. (196410)
KIRBY MCINERNEY LLP
600 B. Street, Suite 1900
San Diego, California 92101
Telephone: (619) 398-4340

PETER S. LINDEN (admitted *pro hac vice*)
KIRBY MCINERNEY LLP
825 Third Avenue, 16th Floor
New York, New York 10022
Telephone: (212) 371-6600

Attorneys for Plaintiff UFCW Local 1500 Pension Fund

[*additional counsel on signature page*]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

UFCW LOCAL 1500 PENSION FUND, on behalf of itself and all others similarly situated,
 	
    Plaintiff
 	
v.
 	
YAHOO!, INC., MARISSA MAYER, DAVID FILO, SUE JAMES, THOMAS J. MCINERNEY, CHARLES R. SCHWAB, H. LEE SCOTT, JR., JANE E. SHAW, MAYNARD WEBB, JR., KENNETH A. GOLDMAN, RONALD S. BELL, HENRIQUE DE CASTRO, and MAX R. LEVCHIN,
 	
    Defendants
 	
and
 	
YAHOO! INC.,
 	
    Nominal Defendant
	Case No. 3:16-cv-00478-RS
	
	VERIFIED SECOND AMENDED COMPLAINT FOR:
	  (1) DERIVATIVE ACTION FOR VIOLATION OF §47(b) OF THE INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. § 80a-46(b))
	  (2) DERIVATIVE ACTION FOR BREACH OF FIDUCIARY DUTY OF LOYALTY
	  (3) DERIVATIVE ACTION FOR UNJUST ENRICHMENT
	  (4) DERIVATIVE ACTION PURSUANT TO 8 DEL. C. § 124
	  (5) DERIVATIVE ACTION FOR VIOLATION OF CAL. BUS. & PROF. CODE §§ 17200, *et seq.*
	  (6) INJUNCTIVE RELIEF PURSUANT TO 8 DEL. C. § 124
	  (7) DERIVATIVE ACTION FOR RESCISSION OF CONTRACTS UNDER FEDERAL COMMON LAW
	
	DEMAND FOR JURY TRIAL
	
	DERIVATIVE ACTION

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   Plaintiff, UFCW Local 1500 Pension Fund ("Local 1500" or "Plaintiff"), by its attorneys,

2   alleges the following upon personal knowledge as to Plaintiff and its own acts, and upon

3   information and belief as to all other matters. Plaintiff's information and belief is based upon,

4   among other things, its counsel's investigation, which includes review of publicly available

5   information including, *inter alia*:   (i) United States Securities and Exchange Commission

6   ("SEC") regulatory filings of Yahoo! Inc. ("Yahoo" or the "Company"); (ii) the Company's

7   public statements; and (iii) media and analysts' reports about Yahoo and the Individual

8   Defendants (defined herein).[1]

9   **SUMMARY OF COMPLAINT**

10   1.   Plaintiff brings this action directly against Yahoo under 8 Del. C. § 124 ("Section

11   124") for injunctive relief, and derivatively, on behalf of and for the benefit of nominal

12   defendant Yahoo, under Section 124 against certain current members of Yahoo's Board of

13   Directors (as composed as of the date this action was commenced) (the "Board"),[2] as well as

14   Chief Financial Officer ("CFO") Kenneth A. Goldman ("Goldman"), former Chief Operating

15   Officer ("COO") Henrique de Castro ("de Castro"), and former directors Max R. Levchin

16   ("Levchin") and Schwab (collectively, the "Individual Defendants"), and also on behalf of and

17   for the benefit of nominal defendant Yahoo against the Individual Defendants, for violating the

18   Investment Company Act of 1940, as amended ("ICA" or the "Act"), breaching their fiduciary

19   duty of loyalty, unjust enrichment, and violations of Cal. Bus. & Prof. Code §§ 17200, *et seq.*,

20   and federal common law, arising from their intentional and/or reckless misconduct in connection

21

22   [1] On October 19, 2016, this Court entered an Order dismissing Plaintiff's First Amended
     Complaint (the "Order") but granting leave to amend. Claims previously dismissed by the Court,
23   including, without limitation, Plaintiff's claims under Section 47(b) of the ICA, 8 Del. Code §
     124, and Cal. Bus. & Prof. Code §§ 17200, *et seq,* are not abandoned and are included herein to
24   preserve Plaintiff's appellate rights if necessary.

25   [2] As used herein, the term "Board" refers to the Yahoo Board of Directors as of the date this
     action was commenced on January 27, 2016, and includes defendants: Marissa Mayer
26   ("Mayer"), David Filo ("Filo"), Sue James ("James"), Thomas J. McInerney ("McInerney"),
     Charles R. Schwab ("Schwab"), H. Lee Scott, Jr. ("Scott"), Jane E. Shaw ("Shaw"), and
27   Maynard Webb, Jr. ("Webb").

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
     Case No. 3:16-cv-00478-RS

1   with Yahoo's continuous violations of state and federal statutes and regulations governing its

2   business activities.   Plaintiff seeks: (i) the rescission of employment agreements that are

3   voidable under the ICA and federal common law; (ii) an injunction against further performance

4   of voidable contracts and preventing Yahoo or any members of the Board from selling any of its

5   material assets; and (iii) damages resulting from the performance of voidable employment

6   contracts through which the Individual Defendants were unjustly enriched.

7   2.   Since at least early 2013, the Individual Defendants have, intentionally and

8   knowingly, caused Yahoo to violate the ICA because the Company has been operating as an

9   unregistered investment company within the meaning of the Act.   In their capacity as officers

10   and directors of Yahoo, the Individual Defendants had and have a duty to familiarize themselves

11   with the laws and regulations applicable to the operation of the business entity they govern, and

12   therefore, were required to be aware of the registration requirements under the ICA.

13   3.   Yahoo describes itself as a global Internet new media company that offers a

14   branded network of media, commerce, and communication services.   However, as more fully

15   described herein, in reality Yahoo is primarily engaged in investing in publicly traded securities,

16   with its combined ownership stake in two other companies, Yahoo! Japan Corporation ("Yahoo

17   Japan") and Alibaba Group Holding Limited ("Alibaba"), which represents at least 80% of

18   Yahoo's total assets.   Indeed, *Yahoo's investments in securities during the relevant period*

19   *accounted for all of its income*, while its so-called operating Internet businesses lost more than

20   $4.1 billion.   *See* Income From Operations as a Percentage of Net Income Attributable to Yahoo

21   and supporting documents, attached hereto as Ex. 1.[3]

22   4.   As a company whose assets are and have been primarily invested in publicly

23   traded securities, and which has operated its business based upon profits from securities trading,

24   Yahoo is and has been an investment company as defined by the ICA.   Yahoo was therefore

25

26   [3]   All exhibits to this Verified Second Amended Derivative Complaint are referenced as "Ex. __"
    and are attached hereto.
27

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   required to register under the ICA. Yahoo has, however, failed to register as an investment

2   company as required by the ICA, and is otherwise failing to comply with the structural

3   limitations and the investor protection mandates of the ICA. Such conduct was and is in

4   violation of Sections 7 and 8 of the ICA.

5   5.   Certain current and former members of the Board and certain executive officers

6   have caused Yahoo to fail to register as an investment company and to comply with the ICA for

7   the purpose of protecting their positions and the lucrative compensation packages associated with

8   those positions. These directors and officers were paid excessive, unconscionable amounts of

9   compensation based upon the performance of a single stock position, which none of them

10 recommended or effectuated – Alibaba. Each Defendant, knowing that Yahoo's Internet

11 business, which they managed, was losing billions of dollars, deliberately avoided registering

12 Yahoo under the ICA because to do so would have dramatically reduced their compensation.

13 This is so because under the ICA fiduciary standards, their compensation for "overseeing" the

14 Alibaba stock position would have been minimal and their compensation for "overseeing" the

15 money losing "core" business would have been minimal as well. Defendants did not cause the

16 increase in Yahoo stock price and income – Alibaba did. Had the Defendants acted legally and

17 consistent with the ICA compensation requirements, they would have received a fraction of their

18 actual compensation. Their failure to register under the ICA, and subject themselves to its

19 compensation limits, was designed to entrench themselves, to ensure the value of their enormous

20 holdings of Yahoo stock, and to obtain hundreds and millions in unearned compensation, for

21 managing a business that lost more than $4 billion. This is inconsistent with fundamental

22 principles of justice or equity and conscience and in violation of federal laws. In so doing,

23 Defendants have harmed Yahoo and its investors and exposed Yahoo to immense liability.

24 Because Yahoo is an investment company under the ICA, and has derived all of its income from

25 its securities investments, the Individual Defendants have received massive compensation not

26 based upon the performance of Yahoo's money-losing Internet operations, but rather based upon

27 the performance of the Company's stock holdings, which they did not purchase or oversee. This

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

- 3 -

1   investment-based compensation has been paid without compliance with the investor protection

2   provisions of the ICA.

3   6.   During the relevant time period, the Board was aware of the registration

4   requirements under the ICA because the Board had a duty under Delaware law to be familiar

5   with the general regulations regarding Yahoo's status as an investment company. Moreover,

6   Yahoo had planned to spin-off its stake in Alibaba to a new company, Aabaco Holdings, Inc.

7   ("Aabaco"), and the Individual Defendants acknowledged that Aabaco would register as an

8   investment company within the meaning of the ICA. Documents filed by Yahoo in July 2015

9   with the SEC state that Aabaco was expected to invest 80% of its assets in securities and 20% of

10   its assets in operating businesses, demonstrating that the Board and senior management named as

11   defendants herein knew that a corporate entity holding 80% of its assets in investments must be

12   registered under the ICA. At the very same time, Yahoo had approximately 90% of its assets

13   invested in securities based assets, and all of its income was generated from its securities

14   investments, and yet the Individual Defendants failed to effect an ICA registration of Yahoo.

15   When Yahoo reviewed the legal requirements for ICA registration in connection with the

16   Alibaba spin-off in 2015, the Board and senior management named as defendants herein were

17   well aware of the ICA's registration requirements, and that it was obligated to register Yahoo

18   under the ICA for the same reasons that Aabaco was obligated to register.

19   7.   On July 25, 2016, Yahoo announced a proposed sale of its Internet business to

20   Verizon. At that time, its CEO, Marissa Mayer, admitted that in connection with such proposed

21   sale, Yahoo would in fact register under the ICA: *See* Ex. 20 (July 25, 2016 transcript) at 11-12

22   ("[W]e will need to seek approval from the SEC, as we will be leaving behind a 40's act

23   company as I mentioned in my remarks it will need to be renamed and re-registered as a 40's act

24   company."). Yahoo's recent confirmation that after its asset sale, it will have to register under the

25   ICA is a further admission that such registration was also required during the relevant period. *Id.*

26   8.   In 2000, Yahoo had applied for and received an exemption from the ICA's

27   requirements when its securities investments represented more than 40% of Yahoo's total assets,

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   which is far less than the current percentage of Yahoo's total assets constituting investments.
2   *See* Yahoo's Application for Order of Exemption Pursuant to Section 3(b)(2) of the Investment
3   Company Act of 1940, as Amended, attached hereto as Ex. 2. The exemption, by its terms, was
4   granted based solely on Yahoo's express representations at the time and was subject to the
5   conditions contained in the application. The nature of Yahoo's assets and income, as well as the
6   circumstances surrounding the 2000 application have changed materially, and therefore the 2000
7   exemption order no longer applies. The Board senior management named as defendants herein
8   knew (as did Yahoo's counsel acting on its behalf) that Yahoo could no longer rely on the 2000
9   exemption because Yahoo's business had materially changed since the SEC granted its
10   exemption in 2000, and, because Yahoo was in clear violation of the conditions contained
11   therein. Thus, the Company was subject to the registration requirements of the ICA.

12   9.   The Yahoo exemption no longer exempts Yahoo from registration because Yahoo
13   has been in violation of the conditions contained therein. Specifically, the $1 billion purchase of
14   Alibaba stock was in violation of the material condition that Yahoo would only use its cash for
15   "bona fide business purposes". The Alibaba stock purchase was a pure bet on Alibaba's stock
16   performance, not associated with Yahoo's stated Internet operations, and was not a *bona fide*
17   business purpose as defined in the Exemption Order. Exs. 14 and 15. In connection with
18   Yahoo's purchase of Alibaba stock, Yahoo spent hundreds of millions of dollars purchasing
19   equity securities of Alibaba from third parties including SOFTBANK Corp., and various other
20   shareholders of Alibaba, as reported in Yahoo's Annual Report on Form 10-K for fiscal year
21   ended December 31, 2005, and the exhibits attached thereto. These purchases were not made for
22   a *bona fide* business purpose under the exemptive order. Exs. 14 and 15. Yahoo invested $1
23   billion in Alibaba with the expectation of earning capital gains when they sold that stock. This
24   was confirmed when Yahoo sold some of its Alibaba stock on or about September 18, 2012. In a
25   memo to Yahoo employees on that date, CEO Mayer described Yahoo's purchase and
26   subsequent sale of Alibaba stock as a "savvy investment" and acknowledged the monetary
27   benefits to Yahoo and its shareholders:

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
     Case No. 3:16-cv-00478-RS

> This outcome is terrific for Yahoo!. It generates liquidity to create substantial value for our shareholders, while retaining a meaningful amount in the company to invest in our future. Also, because we still own 23 percent of Alibaba's common stock, we have an opportunity to benefit from future upside when Alibaba IPOs.

Ex. 27.

10.   The conditions contained in the Yahoo exemptive order, pursuant to SEC Commission policy and the policy of the SEC Division of Investment Management ("IM") under delegated authority, must be complied with an order for an exemption to have any effect. The non-compliance with any such condition renders the exemption invalid without any further SEC or staff action as the invalidity of any such order is, pursuant to the Commission's policy, self-executing. *See* Ex. 21, Office of Inspector General: Office of Audits, U.S. Securities and Exchange Commission, *Oversight of and Compliance with Conditions and Representations Related to Exemptive Orders and No-Action Letters*, (2011) [hereinafter "SEC Oversight and Compliance Report"], at pp. vii, 4-5 and 14.

11.   Thus, the SEC is not required to revoke the exemption for it to lose its effectiveness. This happens automatically upon violation of a condition. *Id*. at vii (noting the view among all of the divisions, including IM, of the "self-executing" nature of exemptive relief).

12.   The self-executing nature of the invalidity of exemptions is also the stated policy of IM under the SEC rules of practice. Most exemption applications, including Yahoo's, are reviewed and approved by IM and then sent to the Commission for "rubber stamping". *See* Exs. 21 (SEC Oversight and Compliance Report), 22 (U.S. Securities and Exchange Commission, *40 Act Exemptive Applications*, Audit Report No. 230 (1996)), 23 (Elizabeth G. Osterman, Assistant Chief Counsel, U.S. Securities and Exchange Commission, *Orders and Interpretive/No-Action Letters*, ALI-ABA Investment Company Regulation and Compliance Conference, June 21-23, 2006), and 24 (Eric S. Purple, *Day to Day Dealings with the SEC: Registration Statement Comments; Exemptive Relief; and No-Action Letters*, K&L Gates LLP, Dec. 15, 2011). The

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1 policy of the IM Division is that such exemptions are self-executing and automatically lose all

2 validity upon violation of a condition contained therein. Ex. 21.

3   13.   Under the provisions of the ICA, an unregistered investment company is

4 prohibited from engaging in interstate commerce, and all contracts entered into by the

5 unregistered investment company are unenforceable and may be voided by any party to the

6 contract. This includes employment contracts with officers and directors.

7   14.   This action seeks, derivatively, declaratory and injunctive relief to terminate and

8 rescind employment and/or compensation contracts, and any severance agreements or any stock

9 option agreements in connection with such contracts, with certain current Board members and

10 senior officers resulting from their violations of the law and breaches of the fiduciary duty of

11 loyalty. Plaintiff also seeks, derivatively, disgorgement of all amounts paid pursuant to such

12 contracts, including, but not limited to, any amounts paid to defendants de Castro, Levchin, and

13 Schwab.

14   15.   This action also seeks an injunction under Section 124, or other applicable law, to

15 prevent Yahoo from selling any of its material assets until the Company is either properly

16 registered under the ICA or its ongoing violation of the ICA has been otherwise resolved.

17   **JURISDICTION AND VENUE**

18   16.   This Court has jurisdiction over the subject matter of this action pursuant to 15

19 U.S.C. §§ 80a-43 and 80a-46 and 28 U.S.C. §§ 1331 and 1337, because the claims involve issues

20 arising under the ICA, and the rules and regulations thereunder.

21   17.   This Court has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a) over the

22 state law claims asserted herein.

23   18.   This action is not a collusive one to confer jurisdiction that the Court would

24 otherwise lack.

25   19.   This Court has personal jurisdiction over each of the defendants because Yahoo's

26 principal place of business is located within this District and all of the defendants have

27

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
   Case No. 3:16-cv-00478-RS

1 conducted business in this District, including business relating to the claims being asserted

2 herein.

3   20.   Venue is proper in this district under 28 U.S.C. § 1391 and 15 U.S.C. § 80a-43

4 because Yahoo maintains corporate offices within the State of California, including this District,

5 and because many of the acts complained of herein occurred in this District.

6 **PARTIES**

7   21.   Plaintiff is a citizen and resident of the State of New York. Plaintiff is a current

8 Yahoo stockholder and has been a Yahoo stockholder at all relevant times, and has held

9 continuously since at least since March 4, 2013.

10   22.   Nominal Defendant Yahoo is a Delaware corporation with its headquarters

11 located at 7010 First Avenue, Sunnyvale, California 94089. In addition, Yahoo is named as a

12 Defendant under the claims asserted directly pursuant to Section 124. Yahoo describes itself as

13 focused on informing, connecting, and entertaining its users by creating highly personalized

14 experiences through its search, communications, and digital content products. Yahoo also

15 represents that it creates value for advertisers by connecting them with the audiences that build

16 their businesses. Yahoo's common stock is traded on the Nasdaq under the symbol "YHOO."

17   23.   Defendant Mayer has served as Yahoo's CEO and President since joining the

18 Company in July 2012. She has also served as a director of the Company since July 2012. As

19 CEO, Mayer was intimately involved in the effort to spin-off Yahoo's interest in Alibaba, which

20 began in early 2013. As such, Mayer knew that any spin-off including Alibaba would require

21 registration as an investment company under the ICA, and that Yahoo itself was obliged to

22 register under these same ICA standards. Mayer held significant amounts of Yahoo common

23 stock since prior to the commencement of this Action and continues to hold such stock. *See* Ex.

24 25 hereto. Mayer's compensation[4] since joining the Company has been as follows:

25 _____

26 [4] Compensation information provided herein for Defendants Mayer, Goldman, Bell, and de
Castro, are taken from Yahoo's Proxy Statements for the years 2012, 2013, 2014, and 2015, as

27 filed with the SEC.

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
2015	$1,000,000	$1,125	$14,495,494	$19,935,777	$0	$548,711	$35,981,107
2014	$1,000,000	$0	$11,752,355	$28,194,288	$1,108,800	$28,065	$42,083,508
2013	$1,000,000	$2,250	$8,312,316	$13,847,283	$1,700,000	$73,863	$24,935,712
2012	$454,862	$0	$35,000,002	$0	$1,120,000	$40,540	$36,615,404

24.   Defendant Filo co-founded Yahoo in 1995. Filo has served as an officer of Yahoo since March 1995, and as a member of the Board since June 2014. Filo also served as a director from 1995 until February 1996. According to the Company's website, Filo is involved in guiding Yahoo's vision, directing many key aspects of the business at a strategic and operational level, and is a stalwart of the Company's employee culture and morale. Filo held significant amounts of Yahoo common stock since prior to the commencement of this Action and continues to hold such stock. *See* Ex. 25 hereto. As of the date this Action was commenced, such stock was worth over $2 billion. *Id.*

25.   Defendant James has served as a Board member since January 2010. James was chair of the Audit and Finance Committee and was a member of the Nominating and Corporate Governance Committee until relinquishing these committee responsibilities on April 27, 2016. James was a member of the Compensation and Leadership Development Committee (the "Compensation Committee") in 2013 and served on that committee for at least a portion of 2014. For the years 2013 and 2014, James' total compensation package was $334,894 (comprised entirely of stock awards) and $334,982 (comprised of $219,982 in stock awards), respectively. James held significant amounts of Yahoo common stock since prior to the commencement of this Action and continues to hold such stock. *See* Ex. 25 hereto.

26.   Defendant McInerney has served as a Board member since April 2012. McInerney is a member of the Audit and Finance Committee. For the years 2013 and 2014, McInerney's total compensation package was $309,978 (comprised of $219,982 in stock awards), and $309,982 (comprised of $219,978 in stock awards), respectively. McInerney held significant amounts of Yahoo common stock since prior to the commencement of this Action and continues to hold such stock. *See* Ex. 25 hereto.

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

27.   Defendant Schwab served as a Board member from June 2014 until he resigned on February 2, 2016. Schwab served as a member of the Audit and Finance Committee and his total compensation package for 2014 was $257,951 (comprised of $219,982 in stock awards and $37,969 in option awards). Schwab held significant amounts of Yahoo common stock since prior to the commencement of this Action through at least the date he resigned as a Yahoo Board member. *See* Ex. 25 hereto.

28.   Defendant Scott has served as a Board member since June 2014. Scott was the chair of the Nominating and Corporate Governance Committee until relinquishing this committee responsibility on April 27, 2016. Scott's total compensation package for 2014 was $260,057 (comprised of $219,982 in stock awards and $40,075 in option awards). Scott held significant amounts of Yahoo common stock since prior to the commencement of this Action and continues to hold such stock. *See* Ex. 25 hereto.

29.   Defendant Shaw has served as a Board member since June 2014. Shaw is the chair of the Compensation and Leadership Development Committee. Shaw's total compensation package for 2014 was $262,442 (comprised of $219,982 in stock awards). Shaw held significant amounts of Yahoo common stock since prior to the commencement of this Action and continues to hold such stock. *See* Ex. 25 hereto.

30.   Defendant Webb was elected Chairman of the Board in August 2013. Webb has served as a Board member since February 2012, and served as interim Chairman of the Board from April 2013 through August 2013. Webb is a member of the Compensation Committee and was the chair of the Compensation Committee in 2013. For the years 2013 and 2014, Webb's total compensation package was $430,649 (comprised of $219,978 in stock awards and $210,671 in option awards) and $476,776 (comprised of $219,982 in stock awards and $256,794 in option awards), respectively. Webb held significant amounts of Yahoo common stock since prior to the commencement of this Action and continues to hold such stock. *See* Ex. 25 hereto.

31.   Defendant Goldman has served as the CFO of Yahoo since 2012. In this role, he is responsible for Yahoo's global finance functions including financial planning and analysis,

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

controllership, tax, treasury, and investor relations. As CFO, Goldman was responsible for determining Yahoo's use of available cash and for making or overseeing the disposition or investment of such cash. At all times, Goldman was aware of the conditions contained in the exemption and violated them by maintaining the Alibaba stock position. As detailed below, Goldman was at the forefront of the effort to spin-off Yahoo's interest in Alibaba, which began in early 2013. In particular, as CFO, he was and is responsible for setting up and structuring Aabaco, the entity through which Yahoo was preparing to spin-off its interest in Alibaba. As such, Goldman knew that any spin-off including Alibaba would require registration as an investment company under the ICA, and that Yahoo itself was obliged to register under these same ICA standards. Indeed, his involvement in the Company's filing of a Registration Statement on Form N-2 in connection with Yahoo's contemplated spin-off in 2015, and his statements and presence at telephone conferences on December 9, 2015 and July 25, 2016, respectively, regarding a reverse spin-off, demonstrate that he was aware that Yahoo needed to comply with the ICA registration requirement because Yahoo held most of its assets in investments. Goldman's total compensation package since joining the Company is as follows:

Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
2015	$600,000	$0	$3,357,738	$10,992,129	$0	$4,650	$14,954,517
2014	$600,000	$0	$2,813,080	$9,327,427	$300,000	$4,549	$13,045,056
2013	$600,000	$0	$2,597,612	$2,290,527	$500,000	$4,615	$5,992,754
2012	$116,667	$100,000	$7,262,357	$0	$0	$29	$7,479,053

32.   Defendant Ronald S. Bell ("Bell") serves as General Counsel and Secretary of Yahoo. In this role, Bell oversees the Company's worldwide legal compliance and legal operations. Bell began as General Counsel in August 2012 and as Secretary in July 2012, and has been a Vice President of Yahoo since 2001. Bell also served as the interim General Counsel in July 2012; Deputy General Counsel, Americas Region from March 2010 to July 2012; Deputy General Counsel, North America Region from January 2008 to March 2010; Deputy General Counsel, Transactions and Business Counseling from June 2001 to January 2008; and in various other positions in the Yahoo legal department from July 1999 to June 2001. Bell was involved in the effort to spin-off Yahoo's interest in Alibaba, which began in early 2013. As General

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   Counsel, Bell was responsible for the legal documentation involved in structuring Aabaco and

2   was listed as an agent for service on the SEC filing regarding the spin-off. For the years 2013

3   and 2014, Bell's total compensation package was $4,951,001 and $4,186,656, respectively.

4   Since becoming General Counsel, Bell's compensation package was as follows:

Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
2015	$600,000	$0	$3,887,359	$0	$0	$4,650	$4,492,009
2014	$600,000	$0	$3,282,107	$0	$300,000	$4,549	$4,186,656
2013	$600,000	$0	$3,896,386	$0	$450,000	$4,615	$4,951,001
2012	$442,763	$206,800	$558,300	$0	$443,200	$4,424	$1,655,487

9   33.   Defendant de Castro was the COO of Yahoo from October 2012 until his

10   employment was terminated in January 2014. In his role as COO, de Castro was responsible for

11   strategic and operational management of Yahoo's sales, media, business development and

12   operations worldwide, with an annual budget of $5 billion. As such, de Castro was well aware of

13   the efforts to sell or spin-off Yahoo's stake in Alibaba, which began in early 2013, as well as the

14   obligation to register as an investment company under the ICA, as explained herein. de Castro's

15   total compensation for only fifteen months of work totaled over $100 million, including almost

16   $52 million in cash and stock as severance. Defendant de Castro received excessive and

17   unconscionable levels of compensation for operating a core business which was losing billions.

18   This compensation was unjust, unfair and illegal. It was based not upon de Castro's performance

19   as COO, but upon the increasing value of Alibaba. The details of his compensation package, not

20   including severance, are as follows:

Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
2014	$27,083	$0	$0	$0	$0	$1,177,157	$1,204,240
2013	$600,000	$0	$0	$10,307,359	$0	$37,001	$10,944,360
2012	$84,092	$1,100,000	$37,999,991	$0	$0	$29	$39,184,112

24   34.   Defendant Levchin served as a member of the Board from December 2012 until

25   he resigned on December 4, 2015. For the years 2013 and 2014, Levchin's total compensation

26   package was $293,316 (comprised of $219,978 in stock awards and $73,338 in option awards)

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1 and $288,661 (comprised of $219,982 in stock awards and $68,679 in option awards),

2 respectively.

3   35.   Defendants Mayer, Filo, James, McInerney, Scott, Shaw, Webb, Goldman, and

4 Bell are collectively referred to herein as the "Current Directors and Officers."

5   36.   Defendants de Castro, Levchin, and Schwab are referred to herein as the "Former

6 Directors and Officers."

7   37.   Collectively, the Current Directors and Officers and the Former Directors and

8 Officers are referred to herein as the "Individual Defendants."

INDIVIDUAL DEFENDANTS' OBLIGATIONS
UNDER THE INVESTMENT COMPANY ACT OF 1940

        38.   Under the ICA, an investment company is any issuer of any security which:

> is *engaged* or proposes to engage *in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets* (exclusive of Government securities and cash items) on an unconsolidated basis.

15 U.S.C. § 80a-3(a)(1)(C) (emphasis added).

        39.   Section 8 of the ICA mandates that any investment company organized or

otherwise created under the laws of the United States or of any State must register with the SEC

as such. 15 U.S.C. § 80a-8.

        40.   Under Section 7 of the ICA, an unregistered investment company is prohibited

from engaging in interstate commerce, including, *inter alia*, selling or purchasing securities,

controlling an investment company that sells or buys securities, engaging in any business in

interstate commerce, or controlling any company that is engaged in any business in interstate

commerce. 15 U.S.C. § 80a-7.

        41.   In addition, under Section 47(b) of the ICA, any contract, including employment

or severance contracts, entered into by an unregistered investment company is unenforceable and

therefore voidable by any party to the contract. 15 U.S.C. § 80a-46(b).

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   42.   As alleged below, since at least early 2013, Yahoo was engaged in the business of

2 investing, owning, holding, or trading securities and owns securities with a value far exceeding

3 the value of Yahoo's market capitalization and representing approximately 90% of Yahoo's total

4 assets. During the relevant period, all of Yahoo's income was derived from its investments in

5 securities because over this period Yahoo had a multibillion dollar loss from operations. As

6 such, Yahoo was and is obligated to register as an investment company under the ICA, but has

7 not done so. The Individual Defendants' failure to register Yahoo as an investment company

8 was for the purpose of protecting the excessive and unconscionable compensation received by

9 the Individual Defendants and to avoid the catastrophic effect that disclosure of Yahoo's

10 unregistered status would have on Yahoo's business.

11   **INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES**

12   43.   By reason of their positions as officers, directors, and/or fiduciaries of Yahoo, and

13 because of their ability to control the business and corporate affairs of Yahoo, the Individual

14 Defendants owe, or during their tenure at Yahoo owed, the Company and its stockholders

15 fiduciary obligations of good faith and loyalty, and were and are required to use their utmost

16 ability to control and manage Yahoo in a fair, just, honest, and equitable manner. The Individual

17 Defendants were and are required to act in furtherance of the best interests of Yahoo and its

18 stockholders so as to benefit all stockholders equally and not in furtherance of their personal

19 interest or benefit. Each of the Individual Defendants owes, or at the time of his/her employment

20 at Yahoo owed, to Yahoo and its stockholders the fiduciary duty to exercise good faith and

21 diligence in the administration of the affairs of the Company and in the use and preservation of

22 its property and assets, and the highest obligations of fair dealing.

23   44.   The Individual Defendants, because of their positions of control and authority as

24 directors and/or officers of Yahoo, were able to and did, directly and/or indirectly, exercise

25 control over the wrongful acts complained of herein.

26   45.   To discharge their duties, the Individual Defendants were required to exercise

27 reasonable and prudent supervision over the management, policies, practices, and controls of the

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

Company. By virtue of such duties, the Individual Defendants were required to, among other

things:

> A.   Ensure that the Company complied with its legal obligations and requirements, including its obligations to comply with the ICA (as further explained herein) and act only within the scope of its legal authority;
>
> B.   Conduct the affairs of the Company in a lawful, efficient, and business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Company's assets, and to maximize the value of the Company's stock;
>
> C.   Properly and accurately guide investors and analysts as to the financial condition of the Company at any given time;
>
> D.   Remain informed as to how the Company conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, make reasonable inquiry in connection therewith, and take steps to correct such conditions or practices and take such actions as necessary to comply with federal and state securities laws, including, without limitation, the ICA; and
>
> E.   Ensure that the Company was operated in a diligent, honest, and prudent manner in compliance with all applicable federal, state, and local laws, rules, and regulations, including the ICA.

46.   Each Individual Defendant, as a director and/or officer, owed to the Company and to its stockholders the fiduciary duties of loyalty, good faith, and candor in the management and administration of the affairs of the Company, as well as in the use and preservation of its property and assets. The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as directors and/or officers of the Company, the absence of good faith on their part, and a reckless disregard for their duties to the Company and its stockholders.

FACTUAL ALLEGATIONS

Background of the Company

47.   Yahoo was founded in 1995. While Yahoo describes itself as an Internet company providing search and display advertising services on Yahoo properties and affiliate sites worldwide, the most significant and valuable aspects of its business are its publicly traded investments.

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

48.   Yahoo represents that it offers many Internet related products including, for example: Yahoo Search, which serves as a starting point to navigate the Internet and discover information; Yahoo Answers, which enables users to seek, discover, and share knowledge and opinions across mobile phones, tablets, and desktops; Yahoo Mail, which connects users to the people and things; Yahoo Messenger, an instant messaging service; and Yahoo Groups, which allows users to join groups based on shared interests and involvements.

49.   Despite such product lines, Yahoo's own financial statements show that, beginning in early 2013, all but a small percentage of its assets were investments and *all* of its income was derived from its investment business, not from its core business operations. *See* Ex. 1. For example, income from operations (net of tax, pro rata) for 2013 was only 32.7% of the total net income attributable to Yahoo, while income from Yahoo's investments was 67.3% of the total net income attributable to Yahoo. For 2014, these percentages were a shocking 1.2% from operations income compared to a staggering 98.8% for investment income. For 2015, all of the Company's income was attributable to its investments because Yahoo lost $4.66 billion from operations, while earning $301 million from investment income. Moreover, all of Yahoo's aggregate income over the last three years (from 2013 through 2015) is attributable to investment income and Yahoo lost $4 billion from operations during that three-year period. *See id*. Indisputably, a company which earns all of its income from investments, and whose investment securities represent approximately 90% of its total assets, is an investment company for purposes of the ICA.

Yahoo Invests in Yahoo Japan

50.   In April 1996, Yahoo signed a joint venture with SOFTBANK Corp. and its consolidated affiliates (collectively, "SOFTBANK"), which was amended in 1997, whereby Yahoo Japan was formed. Yahoo Japan is a publicly traded company that is majority owned by SOFTBANK, and was formed to establish and manage a local version of Yahoo's properties in Japan.

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

51.   According to the Company's 2014 Annual Report, filed on Form 10-K with the SEC on February 26, 2015 (the "2014 Annual Report"), the fair value of the Company's ownership interest in the common stock of Yahoo Japan, based on the quoted stock price, was approximately $7 billion as of December 31, 2014.

52.   Yahoo currently holds approximately 2 billion shares of Yahoo Japan common stock, and as of the time this action was commenced, Yahoo's stake in Yahoo Japan was valued at approximately $7.4 billion, representing approximately 35.5% of Yahoo Japan. Yahoo's stake in Yahoo Japan, as of the date this action was commenced, represented approximately 25% of Yahoo's current market capitalization and almost 20% of Yahoo's assets.[5]

Yahoo Invests in Alibaba

53.   On October 23, 2005, Yahoo purchased for $1 billion in cash approximately 46% of the outstanding common stock of Alibaba.com Corporation ("Alibaba Corp."), a large e-commerce company in China operating a leading online marketplace and online payment system.

54.   After the deal with Alibaba was announced, Terry S. Semel ("Semel"), Yahoo's Chairman and CEO at the time, spoke with *MarketWatch* about why Yahoo wanted to make an investment in Alibaba rather than just purchase it. Semel stated:

> We structured it in a way that was consistent, in a funny way, [similar] to Japan. [The structure allowed] Alibaba's overall management to run the company, and it was a way for both sides to benefit going forward. We're pleased that way. We're thinking long-term thinking with a shared vision. We spent a lot of time thinking about where we think the world is going. Yahoo will continue to [focus] on commerce, search [where Yahoo is the No. 2 player in search -- based on number of queries -- behind Baidu, and you look at that and combine assets. Our technology and their management is a winning combination. We have a leg up on the fastest-growing market in the world and consistent with Asia. This gives us an opportunity to lead in China. We bet on the greatest growth of any company.

---

[5]   Yahoo's current stake in Yahoo Japan is worth approximately $9.36 billion and represents approximately 27% of Yahoo's current market capitalization.

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   (Alterations in original.) Yahoo has acknowledged that its purchase of Alibaba shares was not a

2   strtegic acyustim, but instead a speculative bet on Alibaba's growth.

3   55.   Semel recognized that Yahoo's investment business was part of the Company's

4   long-term business plan. Indeed, Semel acknowledged that Yahoo had adopted a similar strategy

5   for its investment in both Yahoo Japan and Alibaba.

6   56.   Yahoo's investment strategy has continued to pay off. On September 18, 2012,

7   Alibaba repurchased approximately 523 million of the 1 billion ordinary shares of Alibaba

8   owned by the Company, for total consideration of approximately $7.1 billion. The Company

9   retained 383,565,416 ordinary shares of Alibaba, representing approximately 15% of Alibaba's

10 outstanding ordinary shares. In connection with Yahoo's sale of a portion of its Alibaba stock,

11 Defendant Mayer praised the initial purchase and subsequent sale of Alibaba stock as a "savvy

12 investment" and acknowledged "this outcome is terrific for Yahoo!. It generates liquidity to

13 create substantial value for our shareholders, while retaining a meaningful amount in the

14 company to invest in our future." Ex. 27. Mayer further recognized that Yahoo's retention of

15 additional Alibaba's common stock presented "an opportunity to benefit from future upside

16 when Alibaba IPOs." *Id.*

17   57.   On September 24, 2014, Alibaba closed the initial public offering ("IPO") of its

18 American Depositary Shares, with the Company receiving cash proceeds of $9.4 billion.

19 Alibaba trades on the New York Stock Exchange under the symbol "BABA."

20   58.   Yahoo holds approximately 384 million shares of Alibaba common stock, which

21 as of the date this action was commenced, was valued at approximately $27 billion and

22 represented approximately 16% of Alibaba. Yahoo's stake in Alibaba, as of the date this action

23 was commenced, represented approximately 89% of Yahoo's current market capitalization and

24 70% of its total assets.[6]

25

26 [6] Yahoo's current stake in Alibaba is worth approximately $29.8 billion and represents

27 approximately 85% of Yahoo's current market capitalization and over 70% of Yahoo's total
assets.

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

59.   As of the date this action was commenced, the combined value of Yahoo's financial stake in Yahoo Japan ($7.4 billion) and Alibaba ($27 billion) exceeded Yahoo's total market value by over $7 billion, and represented approximately 126% of Yahoo's current market capitalization and approximately 80% of Yahoo's total assets. Yahoo's investment in Yahoo Japan and Alibaba, together with Yahoo's other investments, represent over 90% of Yahoo's total assets.

Yahoo's Aborted Alibaba Spin-Off

60.   Upon information and belief, prior to the filing of this action, Yahoo recognized that it was operating as an investment company and was in violation of the requirements of the ICA.

61.   On January 27, 2015, in an apparent effort to remedy its ICA violation, Yahoo filed a Current Report on Form 8-K with the SEC and issued a press release announcing its plan to spin-off all of its remaining holdings in Alibaba into a newly formed, independent registered investment company (referred to as "SpinCo"). The stock of SpinCo would have been distributed pro rata to Yahoo's stockholders, resulting in SpinCo becoming a separate publicly traded registered investment company. Following the completion of the transaction, SpinCo would have owned all of Yahoo's remaining 384 million Alibaba shares and Yahoo Small Business, a current operating business of Yahoo that would have also been transferred to SpinCo as part of the transaction. The spin-off likely would have cured Yahoo's ICA problem and was structured to be tax-free. As Yahoo CFO, Goldman, stated:

> We have actively engaged experts in tax efficient structures over the past two years and have considered a variety of alternatives. We remain aligned with our shareholders and our plan is designed to achieve the most advantageous return of capital to Yahoo shareholders with the absolute highest probability of success . . . . The structure provides the investment community with clear visibility into the respective entities' fundamentals, and also facilitates valuation transparency in SpinCo because Yahoo's stake in Alibaba will constitute almost all of its value.

62.   Also on January 27, 2015, the Company announced its fourth quarter and full year results for 2014 in a Current Report on Form 8-K filed with the SEC. In the accompanying press

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   release, Goldman again mentioned the proposed spin-off: "Following the planned tax-free spin-

2   off of the remaining stake in Alibaba, which we also announced today, we will have returned a

3   total of nearly $50 billion in value to our shareholders to date."

4   63.   On the evening of January 27, 2015, the Company hosted an earnings call, and

5   Mayer stated:

6   For over two years we have worked with leading tax, accounting, legal
                    and financial advisors to identify and design an optimal transaction that
7   could maximize the value of our Alibaba stake in a tax efficient manner.
                    Today I am happy and proud to announce that management has
8   recommended and the Yahoo! Board has authorized a plan to pursue a tax
                    free spin off of 100% of the company's remaining holdings in Alibaba.
9   We expect to effectuate the spin off in Q4 of 2015. This will result in two
                    independent publicly traded companies.
10

11   64.   Such comments demonstrated that, by that time, Yahoo's directors and officers

12 had already devoted significant resources to managing their investment business for over two

13 years. Over the next several months, Yahoo management went to great lengths to emphasize that

14 management, including the Individual Defendants who were officers or directors of Yahoo at the

15 time, continued to be primarily focused on Yahoo's investment business and were devoting a

16 tremendous amount of time and energy to divesting its primary asset, Alibaba.

17   65.   In the Company's 2014 Annual Report, the Company again reported on its plan

18 for a tax-free spin-off of Alibaba, noting that the "completion of the transaction is expected to

19 occur in the fourth quarter of 2015 after the expiration of [Yahoo's] one-year lock-up agreement

20 relating to the Alibaba Group shares entered into in connection with the Alibaba Group IPO."

21   66.   On March 3, 2015, Yahoo management made a presentation at the Morgan

22 Stanley Technology, Media & Telecom Conference. When asked to elaborate on the potential

23 risks to the tax free nature of the proposed Alibaba spin-off, Goldman stated:

24   Yes, the potential risk on the tax free spin-off, there is always risk I mean
                    clearly there is a 100% [precedent] for what we're doing. I don't know of
25   any new risk that we haven't laid out in the 10-K so it's pretty much all
                    there in terms of what we have to go do we are focused and some would
26   argue we may not need it but we're focused on getting a ruling from the
                    IRS, and getting premiums [sic] from tax lawyers on this ensuring we get
27   the appropriate filings and approval from the SEC. Along the way I am not
                    aware of any other risks to it, my -- again, I think as I have said constantly
28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
    Case No. 3:16-cv-00478-RS

> and I think maybe if you looked at the group of folks we have working with us I am pretty confident we are working with some of the if not the very best minds if you will, on this the fact that the people we work with have done spins over and over and over and over again, but until you do something it's never done, but I could certainly tell you *from the Company's point of view we're absolutely focused on this and we're not turning back*.

(Emphasis added.)

67.   On April 21, 2015, Yahoo filed a Current Report on Form 8-K with the SEC announcing its financial results for the first quarter of 2015. On the earnings call later that evening, Goldman stated:

> First on the SpinCo update, we are pleased with the progress to date against our internal milestones and timelines for the proposed spin-off transaction for Alibaba shares. We have submitted a request for a private letter ruling to the IRS. We continue to work toward our previously announced Q4 target for completion of the transaction and a number of actions remain to be completed, including selecting a board and management team, determining capital structure, divesting Yahoo! small business, obtaining favorable tax opinions, filings with the SEC and satisfaction of other closing conditions. *Our board and management team remain extremely focused on completing this transaction* and tax efficiently distributing potentially $32 billion of value to our shareholders, which is using Monday's closing Alibaba share place.

(Emphasis added.)

68.   This admission from Yahoo's CFO that the Board and management were "extremely focused" on the spin-off of the Company's interest in Alibaba once again confirmed that Yahoo's investment business was *the* major part of its overall business.

69.   In the Company's notice of its annual stockholders' meeting, filed on Schedule 14A with the SEC on April 29, 2015, the Company listed the planned spin-off of its remaining holdings in Alibaba as one of its "2014 Business Highlights."

70.   On May 7, 2015, Yahoo filed its quarterly report with the SEC on Form 10-Q, again stating that the "completion of the transaction is expected to occur in the fourth quarter of 2015 after the expiration of the Company's lockup agreement relating to the Alibaba Group shares entered into in connection with the Alibaba Group IPO."

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   71.   On May 19, 2015, Mayer presented at the JPMorgan Global Technology, Media

2   & Telecom Conference. When asked about when Yahoo would make progress updates with

3   regard to the Alibaba spin-off, Mayer stated:

> The decision has been made [to proceed with the Alibaba spin-off], but there is a lot of work to do to make sure that, that entity is ready and to really make sure that we achieved the tax efficiency that we want. So things are on track but there is [sic] a lot of people at Yahoo who are working very hard to make sure that we are able to set up the entity and get trading in Q4 that where we like [sic].

8   72.   Mayer's statement that "a lot of people at Yahoo" were working on the spin-off

9   was an acknowledgement that Yahoo's investment business was a major component of its

10 overall business at the time.

11   73.   On June 16, 2015, Mayer spoke at a Bloomberg Tech conference. In response to

12 reports that the IRS could change how it might tax spinoffs, Mayer stated: "We're proceeding

13 with our plan. The changes don't apply to previous requests. These proposed changes aren't

14 changing the applicable law, but just changing the processes. There are many of these

15 transactions. We feel like we should proceed with the transaction as we planned."

16   74.   On July 17, 2015, Yahoo filed a Current Report on Form 8-K with the SEC. The

17 accompanying press release announced the Company's initial SEC filing of a Registration

18 Statement on Form N-2 (the "N-2") under the ICA in connection with the Alibaba spin-off. The

19 name selected for the new company was announced as Aabaco. The press release again stated

20 that the spin-off was expected to be completed in the fourth quarter of 2015. Yahoo's N-2, itself,

21 expressly acknowledged that the spin-off company would be registered under the ICA:

22 "Following the Spin-Off, the Fund [Aabaco] will be an independent, publicly traded, non-

23 diversified, closed-end management investment company ***registered*** under the Investment

24 Company Act of 1940 (the "1940 Act")." (Emphasis added.)

25   75.   On July 21, 2015, Yahoo filed a Current Report on Form 8-K with the SEC

26 announcing its financial results for the second quarter of 2015. Later that evening on the

27 earnings call, Goldman stated:

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

First, the spin-off. As many of you know, we filed a Registration Statement on Form N-2 with the SEC in connection with our plan to spin-off our remaining shares in Alibaba. Together with Yahoo! Small Business into an independent publicly-traded investment company named Aabaco Holdings. This filing is available on the SEC website using the name Aabaco Holdings.   The Registration Statement for the newly formed company provides information about Aabaco and the spin, including Aabaco's investment objective, capitalization, and risk factors and describes key agreements for the planned transaction. While much work does lie ahead, this filing signifies a key milestone.   We believe there are strong and legitimate business purposes for the separation and remain committed to cooperating with relevant regulatory bodies to take the steps necessary to execute this spin-off in Q4. We are pleased with progress to-date and are focused on completing this transaction and distributing significant value to our shareholders.

76.   On August 7, 2015, Yahoo filed its quarterly report with the SEC on Form 10-Q, again stating that the "completion of the transaction is expected to occur in the fourth quarter of 2015."

77.   On September 2, 2015, Yahoo filed a Current Report on Form 8-K with the SEC. The filing stated, in pertinent part:

On February 26, 2015, Yahoo submitted to the IRS a request for a private letter ruling with respect to whether Aabaco's ownership and operation of ASB would satisfy the active trade or business requirement (the "ATB Requirement") under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). On May 19, 2015, the IRS announced that it was reconsidering its ruling policy with respect to the ATB Requirement. On July 31, 2015, the IRS formally announced that it was studying potential new administrative guidance with respect to certain issues under Section 355 of the Code, including the ATB Requirement. On September 2, 2015, the IRS notified Yahoo's counsel that it had determined, in the exercise of its discretion, not to grant the requested ruling. At the same time, the IRS indicated that it had not concluded that the proposed spin-off transaction was taxable and therefore was not ruling adversely on the request. Following receipt of such notification, Yahoo withdrew its request for a ruling on September 2, 2015.

Subsequent to the IRS's decision with respect to its ruling request, Yahoo confirmed with its tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), that the discretionary decision by the IRS not to grant Yahoo's ruling request with respect to the ATB Requirement did not reflect any change in U.S. tax law with respect to the tax-free treatment of the proposed spin-off and would not affect Skadden's ability to render an opinion that, under current law and subject to certain factual representations and assumptions, the currently proposed spin-off will satisfy all of the requirements for tax-free treatment under the Code, including the ATB Requirement.

Work proceeds on the pending Aabaco spin-off plan. Yahoo's Board of Directors will continue to carefully consider the Company's options,

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

including proceeding with the spin-off transaction on the basis of an opinion of counsel.

78.   On September 28, 2015, Yahoo filed a Current Report on Form 8-K with the SEC stating, in pertinent part:

> On September 14, 2015, the IRS issued a formal "no-rule" policy with respect to certain transactions similar to the Aabaco spin-off and, in a notice released on the same day, indicated that the IRS and U.S. Department of the Treasury are studying the possibility of promulgating new guidance with respect to such transactions in the future. Neither this ongoing guidance project nor the IRS's decision not to rule with respect to the Aabaco spin-off transaction changes the current law applicable to the proposed spin-off. In addition, on September 19, 2015, an IRS official indicated in a public statement that any future guidance issued as part of the project would not apply retroactively to transactions completed prior to the issuance of such guidance.

> On September 23, 2015, Yahoo's Board of Directors authorized the Company to continue to pursue the plan for the Aabaco spin-off transaction as previously disclosed, except that completion of the spin-off will not be conditioned upon receipt of a favorable ruling from the IRS. The spin-off transaction will continue to be subject to certain other conditions, including final approval by Yahoo's Board of Directors, receipt of a legal opinion with respect to the tax-free treatment of the transaction under U.S. federal tax laws and regulations, the effectiveness of an applicable registration statement filed with the [SEC] and compliance with the requirements under the [ICA], and other customary conditions, each of which conditions may be waived, in whole or in part (to the extent permitted by law), by Yahoo in its sole discretion.

> On September 28, 2015, Aabaco filed Amendment No. 1 to its Registration Statement on Form N-2 which is available on the SEC's website at www.sec.gov using the name Aabaco Holdings, Inc.

79.   On October 20, 2015, Yahoo filed a Current Report on Form 8-K with the SEC announcing the Company's financial results for the third quarter of 2015. In the press release, Mayer stated: "In addition to sharpening focus within core business growth, our top priority is the planned spinoff of Aabaco Holdings. This is an important moment for the Company, and we continue to strive to complete the spin as quickly as we can." Once again, Mayer's statement evinced a recognition that managing Yahoo's investments was the "top priority" and major focus of its business.

80.   On the earnings call later that evening on October 20, 2015, Mayer spoke about the Alibaba spin-off:

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

> We continue to make good progress and strive to complete the spin in Q4. We do want to note that due to the time needed to satisfy certain conditions, including completing the required SEC process, the final approval of both the Yahoo! and Aabaco boards, compliance with the notice requirements under the convertible note indenture, and taking into consideration holiday market closures at the end of the quarter, the transaction may ultimately conclude in January.

Goldman continued:

> Before diving further into the financial details for the quarter, let me make a couple comments on the Aabaco spinoff transaction. After carefully considering the company's options and feedback we received from our shareholders, our board authorized the company to continue to pursue the planned spinoff without a private letter ruling on the basis of a receipt of a favorable tax opinion from counsel. . . . We remain focused on executing the transaction as soon as possible and look forward to updating you with a complete spinoff as well as our go-forward plan for core Yahoo! on our Q4 earnings call.

81.   When asked how to make investors comfortable with the fact that the IRS would not come back and challenge the deal, Goldman responded:

> We have made a tremendous amount of progress. There is a lot of work that has been done and accomplished here. Believe it or not, we can see the goal line. So we are very confident relative to that. We have a few things to do as we enumerated. We're following through on all of those. We tend not to want to speak for the IRS, so we're not going to do that. But we work very closely with our tax and legal advisors and so that's allowed us to make the statements that we have made. But I can assure you *we have all hands on deck, whether it's the management team, the board, and so forth to achieve this and to achieve a positive outcome in the timeframe that we established for this spinoff.*

(Emphasis added).

82.   On November 5, 2015, Yahoo filed its quarterly report with the SEC on Form 10-Q, in which it now stated that the "completion of the [Alibaba spin-off] is expected to occur prior to the end of January 2016."

83.   On November 16, 2015, the Company, on behalf of Aabaco, filed with the SEC a General Form for Registration of Securities on Form 10, as well as a second amendment to its N-2.

84.   On November 19, 2015, Jeffrey C. Smith ("Smith"), chief executive of Starboard Value ("Starboard"), a significant activist hedge fund investor in Yahoo, sent a letter to Mayer

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1 and Webb expressing Starboard's frustration with the current Board and urging Yahoo to

2 abandon its plan to move forward with the Alibaba spin-off. The letter stated, in pertinent part:

3
4
5
6
7
8
9
10
11
12
> We have grown increasingly frustrated with your unwillingness to accept our help and your dismissive approach to our serious concerns about the current situation at Yahoo! Inc. ("Yahoo"). As you, the management team, and your advisors requested from us over a year ago, we have attempted to work with you privately and agreed not to pursue the nomination and election of directors at last year's annual meeting. Despite our numerous conversations and meetings, and notwithstanding your willingness to provide us an audience, you have been reluctant to respond or adapt to the realities of the current environment. The current situation that Yahoo faces is so important that we now feel it is necessary to communicate with management and the Board of Directors ("Board") in a manner such that our message is not only as explicit as possible for you, but also for our fellow Yahoo shareholders. **The proposed spin-off of Aabaco Holdings, Inc. ("Aabaco Holdings") is not Yahoo's best alternative. Instead, you should be exploring a sale of Yahoo's core Search and Display advertising businesses ("Core Business") and leave Yahoo's ownership stakes in Alibaba Group and Yahoo Japan in the existing corporate entity.**

13
> *   *   *

14
15
16
17
> For over a year now, we have attempted to work privately and constructively with you, management, and the Board. Unfortunately, time is now of the essence and the momentum around the proposed Aabaco Holdings spin-off is pulling our investment down the wrong path. I have now offered four different times over the last four months to join the Board to help you analyze this situation given my successful board experience, our perspective as an owner, and my particular knowledge of this situation. Unfortunately, you have repeatedly refused our respectful requests.

18
19
20
21
22
23
> We believe you must make the right choice for Yahoo and its shareholders. What was once complicated and opaque, has now crystallized when analyzed through the lens of reward compared to possible risk. Over the last several months, we have come to realize the situation at Yahoo is one with potential asymmetric outcomes, and therefore, we believe selling the Core Business now is the best outcome for Yahoo shareholders. We urge you to change direction and do the right thing for shareholders. As we have expressed to you, we expect the shareholders' interest to remain of paramount importance and will look to make significant changes to the Board if you continue to make decisions that destroy shareholder value.

24 (Emphasis in original.)

25   85.   Then, after the market closed on December 9, 2015, after almost a year of full-

26 time management attention and after tens of millions of dollars invested into the spin-off plan,

27 *and just days after* Mayer and Yahoo had announced the proposed timing for the Alibaba spin-

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS
- 26 -

off, the Company shocked the market and issued a press release announcing that the Board had

decided to suspend work on the pending plan to spin off Alibaba. The press release stated, in

pertinent part:

> SUNNYVALE, Calif. – December 9, 2015 – Yahoo! Inc. (NASDAQ: YHOO) today announced that its Board of Directors, after careful review and consideration of how to best drive long-term value for shareholders, has unanimously decided to suspend work on the pending plan, announced in January of 2015, to spin off the company's remaining holdings in Alibaba Group Holding Limited (NYSE: BABA). The Board will now evaluate alternative transaction structures to separate the Alibaba stake, focusing specifically on a reverse of the previously announced spin transaction.

> In the reverse spin off, Yahoo's assets and liabilities other than the Alibaba stake would be transferred to a newly formed company, the stock of which would be distributed pro rata to Yahoo shareholders resulting in two separate publicly-traded companies.

> "We believe that the previously announced spin off would be tax free to Yahoo and its shareholders," said Maynard Webb, Chairman of Yahoo's Board of Directors. "However, in consideration of developments since the original spin off plan was announced and after significant deliberations, we are suspending work on the Aabaco spin off. Among other factors, we were concerned about the market's perception of tax risk, which would have impaired the value of Aabaco stock until resolved. Informed by our intimate familiarity with Yahoo's unique circumstances, the Board remains committed to accomplishing the significant business purposes and shareholder benefits that can be realized by separating the Alibaba stake from the rest of Yahoo. To achieve this, we will now focus our efforts on the reverse spin off plan."

> "In addition to our efforts to increase value and diminish uncertainty for investors, the ultimate separation of our Alibaba stake will be important to our continued business transformation," said Marissa Mayer, CEO of Yahoo. "In 2016, we will tighten our focus and prioritize investments to drive profitability and long-term growth. A separation from our Alibaba stake, via the reverse spin, will provide more transparency into the value of Yahoo's business."

> The reverse spin off is expected to require, among other things, third party consents, preparation of audited financial statements, shareholder approval, and SEC filings and clearance, including under the Investment Company Act of 1940. While the company intends to move expeditiously to complete the transaction, it is advised that complex transactions of this kind can take a year or more to conclude.

Thus, on December 9, 2015, Yahoo announced it had abandoned the plan to spin off

Alibaba, which it had been developing for at least three years, and was instead considering a

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   reverse spin-off. On that same date, Yahoo's CEO, CFO and Chairman, defendants Mayer,

2   Goldman and Webb, held a conference call with securities analysts to discuss its new plans for a

3   reverse spin-off in which most of Yahoo's internet assets but not the Alibaba or Yahoo Japan

4   stake, would be sold. Ex. 26 (Dec. 9, 2015 transcript). During that call, both Yahoo's Chairman,

5   Maynard Webb, Jr., and its CFO, Ken Goldman, in the presence of Mayer, acknowledged that

6   any reverse spin-off, would subject Yahoo to the ICA. *See id.* at 4. Since terminating the

7   planned spin-off, Yahoo has failed to register with the SEC as an investment company.

8   86.   With the letter from Starboard the only intervening event between when the

9   Company made public SEC filings announcing the final timing of the proposed spin-off and

10 when it announced it had abandoned the plan, it is difficult to imagine any reason the then Board

11 members changed course so abruptly other than to appease Smith in the hopes of avoiding a

12 proxy fight and retaining their positions as directors.[7]

13   87.   Then, on January 6, 2016, Starboard sent another letter to the Board expressing its

14 dissatisfaction with the Board and current management and its frustration with the Company's

15 apparent unwillingness to move quickly in pursuit of a sale or spin-off of Yahoo's core business.

16 This letter was widely disseminated through a Starboard press release, and Bloomberg ran an

17 article on the letter the same day titled "Yahoo Urged by Starboard to Overhaul Management,

18 Board."

19   88.   Yahoo responded to Starboard's letter the same day with the following broadcast

20 through Twitter on CNBC:

21   Yahoo is in the midst of a multiyear transformation. We attract more than
                   a billion people every month and we've built a profitable, billion dollar
22   business in mobile, video, native and social that we expect will drive
                   sustainable growth. We will share additional plans for a more focused
23   Yahoo on or before our Q4 earnings call. Our board and management
                   team engage in and maintain regular, open dialogue with all our
24

25 _____

26 [7] Just one month earlier, Starboard had prevailed in its showdown with the board of directors of
     Darden Restaurants ("Darden"), the owner of Olive Garden and other restaurant chains, winning
27   stockholder support to replace the entire Darden board, including a seat for Smith.

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
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1   shareholders, and consistently strive to deliver and to maximize shareholder value.

2   89.   Also on January 6, 2016, *Fortune* published an article titled "Yahoo's Response

3   To Activist Shareholder: A New Plan Is Coming." *See* Ex. 3. The article quoted the above

4   Yahoo reaction to Starboard's letter, stating that: "In November, Starboard Value pressed Yahoo

5   to reverse its plan to spin off its large stake in Alibaba . . . , which is worth more than \$30 billion.

6   Eventually, Yahoo agreed and said it would instead spin off or sell its operating business." The

7   article added: "Yahoo . . . quickly responded Wednesday afternoon [January 6, 2016], . . . by

8   saying that the company [is] in a 'multiyear transition' and is preparing to be 'more focused.'"

9   With Yahoo's announcement of a multiyear transaction, the Company effectively announced that

10 it would not be taking any measures, whether spinning off its stake in Alibaba or spinning off or

11 selling its operating business, to remedy its status as an unregistered investment company.

12 *Yahoo's Asset Sale To Verizon*

13   90.   Since that time, Yahoo has announced that it intends to sell at least portions of its

14 operating businesses, despite its status as an unregistered investment company, and the

15 consequent inability to do business in interstate commerce. *See* Ex. 4.

16   91.   On July 25, 2016, Yahoo announced a proposed sale of its internet business to

17 Verizon. At that time, management confirmed that Yahoo will become a registered investment

18 company in connection with the asset sale. Its CEO, Defendant Mayer, admitted that in

19 connection with such proposed sale, Yahoo would in fact register under the ICA: *See* Ex. 20

20 (7/25/16 transcript) at 11-12 ("[W]e will need to seek approval from the SEC, as we will be

21 leaving behind a 40's act company as I mentioned in my remarks it will need to be renamed and

22 re-registered as a 40's act company."). Yahoo's recent confirmation that after its asset sale, it

23 will have to register under the ICA is a further admission that such registration was also required

24 during the Relevant Period. *Id* at 11. Accordingly, Yahoo has acknowledged on several

25 occasions over the last two years that it is obliged to register under the ICA.

26

27

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
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1

The Individual Defendants Were Aware of the Registration Requirements Under the ICA and Knowingly Caused the Company to Violate the ICA

2   92.   At all relevant times, the Individual Defendants were aware of the registration

3   requirements under the ICA. Indeed, during 2015, the Current Directors and Officers were

4   actively involved in forming a registered investment company to hold the shares of Yahoo that

5   they were planning to spin off. In addition, the requirements of the ICA were generally known

6   because the Individual Defendants had an obligation to be familiar with the clear regulatory

7   requirements concerning Yahoo's status.

8   93.   As noted above, had the spin-off been completed as planned, Aabaco would have

9   been classified as a registered investment company under the ICA, and Yahoo would likely have

10 resolved its ICA problem. According to the N-2 that Yahoo filed with the SEC in connection

11 with the Alibaba spin-off: "Following the Spin-Off, the Fund [Aabaco] will be an independent,

12 publicly traded, non-diversified, closed-end management investment company **registered** under

13 the Investment Company Act of 1940 (the "1940 Act")." (Emphasis added.)

14   94.   The filing of the N-2, the preparation of which likely started well before July

15 2015, demonstrates that not only were the Current Directors and Officers, as well as Levchin and

16 Schwab, aware of the ICA, but also that they were familiar with the specific provisions of the

17 ICA that require registration. Indeed, as the N-2 and related disclosures state, Aabaco would

18 have continued to invest 80% of its assets in Alibaba shares and would hold up to 20% of non-

19 securities assets, which demonstrates that the Current Directors and Officers, as well as Levchin

20 and Schwab, knew about its obligation under the ICA to register a company that holds more than

21 40% of its total assets in investments. At the very same time, Yahoo had *more than 90%* of its

22 assets invested in publicly traded securities and yet failed to register, despite its recognition that

23 Aabaco, with 80% of its assets in publicly traded securities, was required to do so.

24   95.   Despite this knowledge and its direct, recent experience with the requirements

25 under the ICA through its planned spin-off of Alibaba, the Current Directors and Officers, as

26 well as Levchin and Schwab, failed to even attempt to register Yahoo as an investment company,

27 even though the Company's investments in securities represented over 90% of its total assets,

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
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1   and all of Yahoo's income during the relevant period was derived from its investments in

2   securities.

3   96.   Given the Individual Defendants' efforts, which for most of the Individual

4   Defendants occurred over more three years, spent trying to spin-off Yahoo's interest in Alibaba

5   and their experience with the ICA and the ICA's requirements, as well as the actual N-2

6   registration process itself, failure to register Yahoo as an investment company was knowing,

7   intentional, and deliberate.

8   97.   Upon information and belief, the Individual Defendants knowingly failed to

9   register Yahoo in order to maintain the value of their Yahoo stock holdings and their strategies

10   and unconcionable compensation (which was based on Alibaba's stock price, not the

11   performance of the Yahoo internal business, and to avoid the punitive sanctions under the ICA

12   for having failed to register the Company previously, including the voiding of their own lucrative

13   employment and stock option agreements. The Individual Defendants also knowingly failed to

14   register Yahoo as an investment company under the ICA to avoid liability for having placed

15   Yahoo in a position where it could no longer engage in interstate commerce as a result of an

16   intentional ICA violation.

17   *The Board is Aware that Yahoo Was and Still is an Unregistered Investment Company Under the*
     ICA
18
         98.   As of the date this action was commenced, Yahoo's market capitalization was
19
     approximately $28.5 billion. However, as several analyst and media reports argue, Yahoo's core
20
     Internet business actually appears to be worthless, or less than worthless. For example, a
21
     December 3, 2015 article in USA Today titled "Yahoo is worthless. Here's the math" explained
22
     that after subtracting the value of Yahoo's holdings in Alibaba and Yahoo Japan from its market
23
     value, Yahoo is left with a negative value of approximately $7.3 billion. As the article
24
     explained, the value was actually closer to negative $12 to 13 billion. The article provides the
25
     following table to demonstrate, using the market value of the Company's assets at the time the
26
     article was published:
27

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
     Case No. 3:16-cv-00478-RS

Line item: $ billions	
Yahoo market value: $33.7	
less Alibaba: $32.2	
less Yahoo Japan: $8.8	
less cash: $5.9	
plus long-term debt: $1.2	
Value of Yahoo's core business: ($12)	

See Ex. 5.

99.   As noted above, the value of Yahoo's investments, including those in Yahoo Japan and Alibaba represent, and have for some time represented, more than 90% of Yahoo's total assets. The Individual Defendants were familiar with the Company's balance sheet and financials and therefore knew that Yahoo's investments in securities represented an overwhelming majority of Yahoo's overall assets.

100.   Under the ICA, an investment company is any issuer of any security which: "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns . . . investment securities having a value *exceeding 40 per centum* of the value of such issuer's total assets." 15 U.S.C. §80a-3(a)(1)(C) (emphasis added).

101.   Since Yahoo owned and held investment securities, namely the stock of Yahoo Japan and Alibaba, having a value far exceeding 40% of Yahoo's total assets, it was and is obligated to register as an investment company with the SEC under Section 8 of the ICA.

102.   Yahoo has not registered with the SEC as an investment company and is therefore illegally operating as an unregistered investment company.

103.   Under Section 7 of the ICA, an unregistered investment company is prohibited from engaging in interstate commerce, including, *inter alia*, selling or purchasing securities, controlling an investment company that sells or buys securities, engaging in any business in interstate commerce, or controlling any company that is engaged in any business in interstate commerce. 15 U.S.C. § 80a-7.

104.   In addition, under Section 47(b) and Federal Common Law of the ICA, any contract entered into by an unregistered investment company, including employment contracts, is

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
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1   unenforceable and therefore voidable by any party to the contract.   15 U.S.C. § 80a-46(b).

2   Accordingly, Yahoo should be compelled to promptly void unlawful contractual commitments,

3   namely its employment contracts and compensation agreements with the Current Directors and

4   Officers that have breached their fiduciary duties to Yahoo and its stockholders by causing

5   Yahoo to illegally operate as an unregistered investment company and by exposing stockholders

6   to potential catastrophic liability.   The Former Directors and Officers are liable to disgorge any

7   money they improperly received under void or voidable employment, severance, and

8   compensation contracts.   The Individual Defendants breached their fiduciary duty of loyalty by

9   entering into illegal and voidable contracts.

10   105.   Moreover, Yahoo, and the Board (including non-defendant Board members

11   currently serving on the Board) should be enjoined from entering into any further contracts that

12   are also subject to voidability under the ICA and Delaware law,[8] and should be enjoined from

13   selling any material assets.

14   *Yahoo is Not Entitled to an Exemption Under Section 3(b)(1) of the ICA*

15   106.   Under Section 3(b)(1) of the ICA, any issuer who otherwise fits the definition of

16   an investment company under the Act may be exempt if that issuer is "primarily engaged,

17   directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other

18   than that of investing, reinvesting, owning, holding, or trading in securities."   15 U.S.C. § 80a-

19   3(b)(1).

20   107.   Under Section 3(b)(2) of the ICA, an issuer who otherwise fits the definition of an

21   investment company may also be exempt if it applies for and receives an order from the SEC

22   declaring it to be "primarily engaged in a business or businesses other than that of investing,

23   reinvesting, owning, holding, or trading in securities either directly or (A) through majority-

24   owned subsidiaries or (B) through controlled companies conducting similar types of businesses."

25

26   [8]   Under Section 124, a contract entered into by a corporation that lacks capacity or power to enter into such contract is *ultra vires*, and a stockholder may seek to enjoin the performance of

27   such *ultra vires* contract.

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
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1   15 U.S.C. § 80a-3(b)(2). As described below, Yahoo made such an application to the SEC in

2   2000 in connection with its investment in Yahoo Japan, but prior to its investment in Alibaba.

3   Yahoo was granted the exemption 16 years ago based on materially different facts, as discussed

4   herein.

5   108.   In determining whether a company is primarily engaged in a non-investment

6   company business under Section 3(b)(2), the SEC and courts consider: (a) the company's

7   historical development; (b) its public representations of policy; (c) the activities of its officers

8   and directors; and most important, (d) the nature of its present assets; and (e) the sources of its

9   present income (the "*Tonopah* Factors").[9]

10   109.   As described below, the application of these factors demonstrates clearly that

11   Yahoo is not exempt from the ICA.

12   110.   Yahoo was founded in 1995, and just one year later acquired its stake in Yahoo

13   Japan. By at least 1999, Yahoo's ownership interest in Yahoo Japan had grown so large that it

14   exceeded 40% of the total value of Yahoo's assets.   Recognizing the risks Yahoo faced in

15   operating as an unregistered investment company, namely being prohibited from engaging in

16   interstate commerce and rendering all of its contracts voidable and unenforceable, the Company

17   applied to the SEC for an exemption from the ICA in 2000. *See* Ex. 2. This application publicly

18   conceded that Yahoo was operating as an investment company as far back as 16 years ago, and

19   Yahoo's mix of assets has only become more investment heavy over the years.   In fact, the

20   investment securities Yahoo currently holds represent a far greater percentage (more than

21   double) of Yahoo's total assets than they did in 2000.

22   111.   As a March 29, 2000 *New York Post* article titled "Yahoo! Tells SEC: We've Got

23   Nothing In Mutual," put it, "There may be a new Web business model: search engine to mutual

24   fund in just six years." *See* Ex. 6.

25

26   [9] *See In the Matter of Tonopah Mining Co. of Nevada*, Investment Company Act Release No.

27   1084, 26 S.E.C. 426 (July 21, 1947).

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
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112.   Although Yahoo claims that it is an Internet/technology company, analysts in the stock market have a very different perception, and value Yahoo's Internet business as less than worthless. As noted above, Yahoo's market value is approximately $28.5 billion, with its stakes in Alibaba and Yahoo Japan worth a combined $34.4 billion, which leaves Yahoo's core Internet business worth less than zero.

113.   Several analysts have also pointed out that Yahoo is merely a "proxy" for Alibaba. A September 12, 2014 article titled "Buying Yahoo to play Alibaba? History hints at future moves," explained: "Some people will buy a house if that's the only way to get at an oil well underneath it. The same logic can drive pay-dirt-hunting investors to buy into a company they're indifferent to, purely as a way to play another business it owns." In explaining that investors were purchasing Yahoo stock to get at Alibaba, the article went on to note that "there have been several instances over the past decade and a half in which one company's stock became a virtual, temporary proxy for a hotly sought subsidiary or its stake in a third-party company." *See* Ex. 7.

114.   Similarly, a September 15, 2014 article on *MicroFundy* titled "Yahoo's time as an Alibaba proxy is running out," which was written in advance of Alibaba's IPO, explains:

> It's pretty obvious that Yahoo has been trading like an Alibaba proxy over these last couple of years. It has been the case ever since they sold their first stake in Alibaba back in 2012. If most of the investors in Yahoo only invested into it because they wanted exposure to Alibaba, which based on recent reports there seems to be plenty of investors desperate for some exposure, why would they own it come this time next week?

See Ex. 8.

115.   A September 16, 2014 *Forbes* article titled "Selling Yahoo For Alibaba? Not So Fast" argued that Yahoo was and would continue to be a proxy for Alibaba:

> So you have in Yahoo's stock a collection of assets where the Alibaba stake would be worth $45 billion in a year from now and everything else would be worth $26 billion. Combined that's $71 billion in assets potentially — or about $71/share.

> So is Yahoo's stock going to stop being a proxy for Alibaba post-IPO? I don't see it when two-thirds of the potential value of the assets within Yahoo will be related to Alibaba.

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See Ex. 9.

116.   Since at least August 3, 2015, Jim Cramer ("Cramer"), former hedge fund manager, best-selling author, host of CNBC's *Mad Money*, and a co-founder of *TheStreet, Inc.*, has been telling the market to buy Yahoo to get to Alibaba: "I've always been saying the whole time that you should own Yahoo! as a play on Alibaba . . . ." *See* Ex. 10. On October 27, 2015, Cramer reiterated his view that the way to play Alibaba is still to buy Yahoo.

117.   Finally, as demonstrated in the table below and the documents attached hereto as Exhibit 1, since at least 2013, the vast majority of Yahoo's income has been derived from its various investments and not from operations. As noted above, income from operations (net of tax, pro rata) for 2013 was only 32.7% of the total net income attributable to Yahoo, while income from Yahoo's investments was 67.3% of the total net income attributable to Yahoo. For 2014, these percentages were only a shocking 1.2% from operations income compared to a staggering 98.8% for investment income. For 2015, all of Yahoo's income was attributable to its investments because Yahoo lost $4.66 billion from operations, while earning $301 million from investments. Moreover, all of Yahoo's aggregate income over the last three years (from 2013 through 2015) is attributable only to investment income, as Yahoo lost over $4 billion from operations.

(in thousands)	**2013**	**2014**	**2015**	**Total**
Income (loss) from operations (net of tax, pro rata)	$ 447,036	$ 88,034	$(4,660,303)	$ (4,125,234)
Income (loss) from Operations (net of tax) as % of net income (loss) attributable to Yahoo	**32.7%**	**1.2%**	**106.9%**	**-91%**
Total Investment Income	$ 919,245	$ 7,433,697	$ 301,221	$ 8,654,164
Income from Investments as % of net income (loss) attributable to Yahoo	**67.3%**	**98.8%**	**-6.9%**	**191.1%**
Net income (loss) attributable to Yahoo	$ 1,366,281	$ 7,521,731	$ (4,359,082)	$ 4,528,930
	100.0%	100.0%	100.0%	100.0%

118.   In addition, as Yahoo stated numerous times in its public filings and on investor calls, for well over the last year and a half (if not the last three years), the Alibaba spin-off has been the primary focus of Yahoo's business and of its management team.

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119.   In sum, under the applicable test, Yahoo is not entitled to an exemption under the ICA because: (1) with the value of Yahoo's investments worth approximately 90% of its total assets, the percentage of Yahoo's assets that are investments greatly exceeds the 40% threshold established by the ICA; (2) for at least the years 2013 through 2015 (as reported), Yahoo's income from its investments has been its only income, as Yahoo has generated a multi-billion dollar loss from operations; (3) the market perceives Yahoo as merely a proxy or holding company for Alibaba; (4) for at least the last year and a half, Yahoo management has publicly represented that it has been focused on the Alibaba spin-off, and has spent the majority of its time managing that investment; and (5) historically, the Company has developed through its investments which have fueled Yahoo's financial growth, despite what would otherwise be crippling losses from the Company's Internet-based operations.

Yahoo's Previous ICA Exemption for Yahoo Japan No Longer Applies and the Individual Defendants Knew or in Bad Faith Disregarded that the Exemption No Longer Applies

120.   As noted above, this is not the first time in Yahoo's history the Company has exceeded the 40% threshold set by the ICA.

121.   In 2000, Yahoo's stake in Yahoo Japan had grown to more than 40%.

122.   Realizing that the Company risked running afoul of the ICA, on February 10, 2000, Yahoo filed an application with the SEC requesting an exemption order under Section 3(b)(2) of the ICA declaring that the Company was primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore not an investment company as defined in the ICA. *See Ex. 11.*

123.   On April 5, 2000, Yahoo filed its first amendment to the February 10, 2000 application for an exemption. This application was pursuant to delegated authority from the Commission, reviewed by IM staff, not the Commission itself. *See Exs. 12, 22, 23, and 24.*

124.   Also on April 5, 2000, the SEC issued Yahoo a temporary exemption from the ICA, which went into effect on April 11, 2000 and was effective until July 10, 2000. *See Ex. 13.* The SEC found that, "***in view of the circumstances set forth in the application***, cause has been

1   shown for" granting Yahoo a ninety-day extension of the sixty-day automatic exemption period

2   under Section 3(b)(2) of the ICA. (Emphasis added.) On May 16, 2000, Yahoo filed a second

3   amendment to the February 11, 2000 application for an exemption. *See* Ex. 2.

4   125.   On May 18, 2000, the SEC published a notice of Yahoo's application for an order

5   under Section (3)(b)(2) of the ICA exempting Yahoo from all provisions of the ICA. *See* Ex. 14.

6   126.   In its application, Yahoo stated that it currently owned 34% of the outstanding

7   voting securities of Yahoo Japan, with the fair market value of $8.4 billion as of December 31,

8   1999. Yahoo recognized in its application that: "Because of the market value of Yahoo! Japan,

9   its classification as an operating asset or an investment security determines Yahoo!'s status as an

10   investment company under Section 3(a)(1)(C) of the 1940 Act."

11   127.   Yahoo stated that, at the time of its application, the Company maintained a large

12   cash position to help fund operations, research and development, and to take advantage of

13   acquisition opportunities as they arise, and that it planned to invest in higher-yielding corporate

14   bonds and high-quality debt securities that are consistent with the goal of capital preservation.

15   128.   Yahoo also represented that it expected to make a "modest amount" of strategic

16   investments in "companies that have products or services that enhance or complement Yahoo!'s

17   internet and new media business", and as of September 30, 1999, the fair market value of

18   Yahoo's strategic investments was less than 5% of the fair market value of Yahoo's total assets.

19   129.   As for the *Tonopah* Factors, in 2000, Yahoo represented the following: (1)

20   Yahoo has considered itself to be a company engaged in the Internet and new media business

21   since its inception; (2) Yahoo has consistently stated that it is an Internet and new media

22   company; (3) the Board and officers spend almost all of their time on the Internet and new media

23   business; (4) as of December 31, 1999, over 90% of Yahoo's total assets was attributable to

24   direct non-investment security assets and interests in subsidiaries (including Yahoo Japan), less

25   than 5% of its total assets, were attributable to strategic investments, and less than 10% of its

26   total assets were cash management investments; (5) as of March 31, 2000, approximately 44% of

27   Yahoo's gross income was derived from investments and approximately 57% was from

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
     Case No. 3:16-cv-00478-RS

1   operations; and (6) Yahoo represented that the percentage of total revenue derived from

2   *operating* activities will, in the future, ordinarily be over 90%.

3   130.   Yahoo also agreed to the following conditions on its application: (1) "Yahoo!

4   will continue to allocate and utilize its accumulated cash and Cash Management Investments for

5   bona fide businesses purposes"; and (2) "Yahoo! will refrain from investing or trading in

6   securities for short-term speculative purposes." *Bona fide* business purposes was defined to not

7   include speculative investing in shares of the companies.

8   131.   On June 13, 2000, the SEC, based on IM staff review, found that "**on the basis of**

9   **the information set forth in the application**, as amended, that [Yahoo] is primarily engaged in a

10 business other than that of investing, reinvesting, owning, holding, or trading securities" and

11 granted Yahoo's application for a declaration that it is exempt from the ICA. (Emphasis added.)

12 *See* Ex. 15. The SEC review of the application was conducted by the SEC's IM staff pursuant to

13 the SEC's procedures, which determined that an exemption was appropriate. This finding was

14 then rubber stamped by the SEC in its June 13, 2000 Order. *See* Exs. 14, 15. This exemption

15 order states, as do all similar exemption orders, however, that it is granted subject to the facts as

16 presented at the time of the application and is "**subject to the conditions contained in the**

17 **application, as amended.**" Ex. 15 (emphasis added). Yahoo has failed to comply with the

18 representations and conditions in its application, rendering the exemption order on its face no

19 longer valid. Moreover, the facts represented in connection with the application have changed

20 materially. Indeed, Yahoo represented that its total revenue derived from operating activities

21 would ordinarily be over 90%, when in fact it has become negligible, if not nonexistent.

22   132.   As noted in the previous section, the facts represented and the conditions

23 contained in Yahoo's 2000 application have materially and dramatically changed and no longer

24 apply: (1) with the value of Yahoo's investments now worth approximately 90% of its total

25 assets, the percentage of Yahoo's assets that are investments greatly exceeds the 40% threshold

26 established by the ICA, and greatly exceeds the percentage of investment assets held by Yahoo

27 in 2000; (2) for at least the years 2013 through 2015 (as reported), Yahoo's income from its

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
    Case No. 3:16-cv-00478-RS

1   investments represented all of its income and Yahoo has reported a loss from operations; (3) the

2   market perceives Yahoo as merely a proxy or holding company for Alibaba; (4) for at least the

3   last year and a half, Yahoo management has publicly represented that it has been focused on the

4   Alibaba spin-off, and it has spent the majority of its time managing that investment; and (5)

5   historically, the Company has developed through its investments which have fueled Yahoo's

6   financial growth, despite what would otherwise be crippling losses from the Company's Internet-

7   based operations. *See* Ex. 1. The factual predicates upon which the exemption order was

8   granted have changed significantly and Yahoo is no longer meeting with the conditions upon

9   which the exemption was granted.

10   133.   As Yahoo recognized in its application, "Because of the market value of Yahoo!

11   Japan, its classification as an operating asset or an investment security determines Yahoo!'s

12   status as an investment company under Section 3(a)(1)(C) of the 1940 Act." Yahoo applied for

13   an exemption before the Company acquired its stake in Alibaba. Now, whether or not Yahoo

14   Japan is classified as an operating asset or an investment asset is not dispositive, as the value of

15   Yahoo's investment in Alibaba represents over 70% of Yahoo's total assets. Yahoo's investment

16   in Alibaba, in and of itself, exceeds the 40% limitation set by the ICA, and is not consistent with

17   the conditions under when the Order was issued.

18   134.   In 2000, when Yahoo's stake in Yahoo Japan accounted for more than 40% of the

19   value of Yahoo's total assets, the Company sought an order from the SEC exempting it from

20   registering as an investment company under the ICA. As noted above, the circumstances are far

21   worse now than when Yahoo was granted an exemption in 2000, with Yahoo's combined stakes

22   in Yahoo Japan and Alibaba alone accounting for approximately 80% of Yahoo's total assets,

23   and all of Yahoo's income being derived from investments, not its operations. And with all of

24   Yahoo's income derived from investments, **not** operations, the Individual Defendants' failure to

25   even attempt to seek such an exemption is an acknowledgement that Yahoo's situation has

26   changed: its investment assets are now so great and its core business loss so great that Yahoo

27

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
     Case No. 3:16-cv-00478-RS

1 recognizes it would not be able to obtain an exemption as it did sixteen years ago. This is a tacit

2 acknowledgment that Yahoo is an unregistered investment company under the ICA.

3   135.   Further, Defendants knew that they could not rely on the "permanent" June 13,

4 2000 SEC order declaring that Yahoo is exempt from registering under the ICA pursuant to

5 Section 3(b)(2). First, the conditions and representations contained in Yahoo's 2000 application

6 have changed materially and no longer apply. Second, the SEC has consistently publicly stated

7 its policy that applicants who have modified or changed the conditions or factual predicates

8 underlying any previously granted exemption order or who seek the continued application of an

9 order to changed conditions must apply for an amended order. The SEC "believes that generally

10 it is appropriate to modify or delete conditions only by means of an amended order." Stagecoach

11 Funds, et al., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 890, at *4 n.2 (Nov. 28, 1994).

12 Even a minor change in the represented facts may exceed the scope of the prior exemption order

13 and renders it invalid. *See* Southwest Funding Corp., SEC No-Action Letter, 1989 SEC No-Act.

14 LEXIS 1195 (Dec. 6, 1989). Here, Yahoo's circumstances have changed materially, and it no

15 longer complies with the conditions contained in the exemptive order. Such an order is invalid

16 and its invalidity is "self-executing," without the need for further order or action by the SEC. Ex.

17 21.

18   136.   The Yahoo exemption no longer exempts Yahoo from registration because Yahoo

19 has been in violation of the conditions contained therein. Specifically, the $1 billion purchase of

20 Alibaba Stock in October 2005 was in violation of the material condition that Yahoo would only

21 use its cash for "bona fide business purposes". The Alibaba stock purchase was a pure bet on

22 Alibaba's stock performance. That purchase was not associated with Yahoo's stated internet

23 operations, and was not a *bona fide* business purpose as defined in the Exemption Order. Exs.

24 12, 14 and 15. In connection Yahoo's purchase of Alibaba stock, Yahoo spent hundreds of

25 millions of dollars purchasing equity securities of Alibaba from third parties including

26 SOFTBANK Corp., and various other shareholders of Alibaba, as reported in Yahoo's Annual

27 Report on Form 10-K for fiscal year ended December 31, 2005, and the exhibits attached thereto.

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   These purchases were not made for a *bona fide* business purpose under the exemptive order. Exs.

2   14 and 15.

3   137.   The conditions contained in the Yahoo exemptive order, pursuant to SEC

4   Commission policy and the policy of the SEC Division of Investment Management ("IM") under

5   delegated authority, must be complied with in order for an exemption to have any effect. The

6   non-compliance with any such condition renders the exemption invalid without any further SEC

7   action as the invalidity of any such order is pursuant to the Commission's policy of self-

8   executing. Yahoo has failed to comply with the conditions of the exemptive order.

9   138.   Thus, the SEC is not required to revoke the exemption for it to lose its

10   effectiveness. This happens automatically upon violation of a condition.

11   139.   The self-executing nature of the invalidity of exemptions is also the stated policy

12   of IM under SEC rules of practice. Ex. 21. Most exemption applications, including Yahoo's, are

13   reviewed and approved by IM and then sent to the Commission for "rubber stamping". *See* Ex.

14   22, 23, and 24. The policy of IM is that such exemptions are self-executing and lose all validity

15   upon violation of a condition contained therein. *See* Exs. 21.

16   140.   In numerous "no-action letters," the SEC has also made clear that applicants who

17   seek to apply an exemption order to changed facts (from those which were represented in their

18   application at the time the order was granted) or who seek to change the conditions contained in

19   such orders must present those changed facts to the SEC staff pursuant to the "no-action letter

20   process." Pursuant to this frequently used SEC practice, exempted parties may seek "no-action"

21   relief for a declaration that the prior order remains effective because the facts or conditions

22   underlying the original application have changed immaterially. Indeed, Yahoo's counsel, who

23   submitted Yahoo's original application, has engaged in this no-action process and thus has been

24   aware at all relevant times that exemption orders are not "permanent" if the facts and conditions

25   underlying them have changed.

26   141.   When the facts have changed materially, the SEC will deny such "no-action"

27   relief by limiting, suspending, or revoking any previously granted exemption. The facts have

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1 changed materially if the SEC finds that the company has violated or is unable to comply with

2 any of the provisions set forth in the original order granting the exemption. In such a case, the

3 SEC will inform the company that the exemption order no longer applies and that the company

4 may be subject to an SEC enforcement action. However, it is clear from SEC practice, of which

5 Yahoo and its counsel are well aware, that the SEC does not have to void or invalidate a prior

6 exemption order for it to be invalid based upon changed facts or conditions. The exemption

7 order is invalid without SEC revocation. It is clearly the obligation of the exemption order

8 recipient to seek "no-action" relief or a new exemption order when facts or conditions have

9 changed, or alternatively, to discontinue the activities which render it an investment company

10 under the ICA. A recipient, like Defendants here, that fails to comply with this obligation, risks

11 being in violation of the federal securities laws. *See* Ex. 21 (SEC Oversight and Compliance

12 Report) at vii, 4-5, 14.

13 142. It defies SEC policy and practice and logic that an exemption order, which is

14 granted based on specific factual representations and explicitly states that *changed circumstances*

15 *may render the order invalid*, is permanent. Indeed, if an exemption order "lasted forever," the

16 no-action process would not exist, as changed circumstances would not be reviewable by the

17 SEC. Moreover, if an exemption order "lasted forever," exempted parties would be able to

18 flagrantly violate the federal securities laws by knowingly changing the company's policies and

19 practices immediately after receipt of an exemption order.

20 143. It is widespread and accepted practice to engage in the "no-action" process, and

21 this was known to Yahoo and its counsel. Thus, the Individual Defendants knew and understood

22 that exemption orders are not permanent without limitation, and that changed facts and

23 conditions can void the effectiveness of the order even without any direct action by the SEC. *See*

24 Stagecoach Funds, et al., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 890 (Nov. 28,

25 1994); Colombia Funds, et al., SEC No-Action Letter, 2008 SEC No-Act. LEXIS 712 (Dec. 23,

26 2008).

27

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

144.   The Individual Defendants, as directors and/or executives, had a duty to understand and comply with the SEC "no-action" process under the ICA, and upon information and belief, were so advised by their prior counsel.

145.   Yahoo's failure to seek and receive an amended order based on its changed circumstances since 2000, or at the very least to seek SEC no-action relief as numerous other recipients of similar orders have done under circumstances involving less serious changes in facts and circumstances, demonstrates a lack of good faith, intentional disregard of a clear obligation under the ICA, and a breach of the duty of loyalty. The Individual Defendants knew at all relevant times that their transactions in violation of the ICA were void and *ultra vires*, as un unregistered investment company is prohibited from engaging in interstate commerce. Failure to adhere to SEC announced policy or to register as an investment company under the ICA, when the circumstances so clearly fall within that requirement, was deliberate and in bad faith.

The Compensation Committee Approved the Invalid Executive and Director Compensation

146.   According to Yahoo's Charter of the Compensation and Leadership Development Committee of the Board of Directors as of January 17, 2014, one of the Compensation Committee's purposes is to "oversee the Company's compensation and employee benefit plans and practices, including its executive, director, and other incentive and equity-based compensation plans" and its duties include reviewing and approving the compensation level of the CEO. The Compensation Committee also "evaluate[s] the appropriate level and types of compensation for Board and Committee service by non-employee directors and [] recommend[s] changes therein to the Board."

147.   Per Yahoo's Corporate Governance Guidelines as of January 17, 2014: "The Compensation and Leadership Development Committee will periodically review the level and form of, and, if it deems appropriate, recommend to the Board changes in, Board compensation." The document further states:

> The Board believes that, in order to further align the interests of the directors and stockholders of the Company, directors should have a financial stake in the Company. In furtherance of this policy, the Board will periodically establish the

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   appropriate value of shares of the Company's stock that each non-employee director should own.

2   148.   In 2013, Webb was the chair of the Compensation Committee and James was a

3 member. Non-defendant Harry J. Wilson was also a member of the Compensation Committee in

4 2013 until he resigned from the Board in July 2013. Webb and James were the only members of

5 the Compensation Committee for the remainder of 2013, and continued their service on this

6 committee through 2014.

7   149.   In June 2014, Shaw was elected by the Board to the Compensation Committee.

8 James served as a member of the Compensation Committee until June 25, 2014. Webb served as

9 chair of the Compensation Committee until December 4, 2014, at which time Shaw became

10 chair.

11   150.   Shaw and Webb continue to serve on the Compensation Committee in their

12 respective capacities.

13   151.   The Company's 2013 Proxy Statement dated and filed April 30, 2013 discusses

14 executive compensation. The relevant section of the 2013 Proxy Statement is attached hereto as

15 Ex. 16.

16   152.   On July 16, 2012, Yahoo entered into an employment offer letter with Mayer to

17 serve as CEO and President.

18   153.   In the fall of 2012, Yahoo entered into employment offer letters with Goldman to

19 serve as CFO and with de Castro to serve as COO.

20   154.   The Compensation Committee then approved compensation packages for Mayer,

21 Goldman, and de Castro in 2012. *See id.*

22   155.   The Company's 2014 Proxy Statement dated and filed on April 30, 2014 explains

23 the compensation packages, including severance and stock option agreements, that the

24 Compensation Committee approved in February 2013 for Yahoo's top executives. The relevant

25 section of the 2014 Proxy Statement is attached hereto as Ex. 17.

26   156.   The Company's 2015 Proxy Statement dated and filed on April 29, 2015 explains

27 the compensation packages, including severance and stock option agreements, that the

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1 Compensation Committee approved in February 2014 for Yahoo's top executives. The relevant

2 section of the 2014 Proxy Statement is attached hereto as Ex. 18.

3   157.   The Company's Annual Report for the period ending December 31, 2015 filed on

4 Form 10-K on February 29, 2016 explains that in March 2015, the Compensation Committee

5 approved additional annual financial performance-based restricted stock units ("RSU") awards to

6 Mayer and other senior officers. The relevant section of the 2016 Form 10-K is attached hereto

7 as Ex. 19.

8   158.   As members of the Compensation Committee during the relevant time period,

9 Webb, Shaw, and James were directly responsible for determining executive and non-executive

10 director compensation beginning in 2013, and approved the compensation referenced above.

11 Because these directors were responsible for determining and approving the compensation

12 packages that are now being challenged as *ultra vires* acts and voidable contracts under the ICA,

13 they stand on both sides of the transaction and demand is excused as to these defendants.

14 *Yahoo's Management and Board of Directors Are Conflicted*

15   159.   Each of the named Individual Defendants who failed to undertake the necessary

16 steps to spin-off or otherwise reduce or liquidate the Company's publicly traded investment

17 interests or to register under the ICA during their tenure, have put their interests above those of

18 the Company and its stockholders. It is apparent that these Individual Defendants, including the

19 CEO and Current Directors and Officers, have improperly failed to act solely to protect their

20 positions at Yahoo and the lucrative compensation perks they obtain from Yahoo, which

21 compensation has been primarily based on Yahoo's investment results and paid for by Yahoo's

22 investment income.

23   160.   Moreover, such defendants knowingly forced the Company to engage in *ultra*

24 *vires* actions in breach of their fiduciary duty of loyalty because they knew the 2000 exemption

25 order no longer applied due to the changed circumstances, that Yahoo was in violation of the

26 ICA, and that any contracts entered into by Yahoo were voidable. The Individual Defendants

27 acted in bad faith by failing to comply with clear and obvious legal standards concerning the

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1 operation of the corporate entity they were leading, and their failure to register Yahoo as an

2 investment company will have a punitive effect on the Company.

3   161.   Finally, each of the Board members are conflicted because they were on both

4 sides of the transactions complained of herein, namely the employment contracts and

5 accompanying stock agreements.

6 **DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS**

7   162.   Plaintiff incorporates by reference and realleges each and every allegation set

8 forth above, as though fully set forth herein.

9   163.   Plaintiff brings this action derivatively in the right and for the benefit of Yahoo

10 pursuant to Rule 23.1 of the Federal Rules of Civil Procedure, to redress injuries suffered and to

11 be suffered by the Company as a direct result of the Individual Defendants' violations of their

12 fiduciary duty of loyalty. In this regard, Yahoo is named solely as a Nominal Defendant.

13   164.   This is not a collusive action to confer jurisdiction on this Court that it would not

14 otherwise have. Plaintiff has been an owner of Yahoo common stock since March 4, 2013, and

15 was an owner of Yahoo common stock at all times relevant hereto. Plaintiff will adequately and

16 fairly represent the interests of Yahoo and its stockholders in enforcing and prosecuting their

17 rights.

18   165.   At the time the action was commenced, the Board, or at the very least, a

19 majority of it, could not exercise independent objective judgment about whether to bring

20 and/or vigorously prosecute this action. For the following reasons, and for reasons detailed

21 elsewhere herein, Plaintiff has not made, and should be excused from making, a pre-suit

22 demand on the Board to initiate this action, because making such a demand would be a futile

23 and useless act.

24   166.   The acts complained of herein constitute violations of the fiduciary duties of

25 loyalty and candor owed by the Individual Defendants, including members of the Board, to the

26 Company and its stockholders.

27

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   167.   At the time this action was commenced, Yahoo's Board consisted of eight (8)

2 directors: Defendants Mayer, Filo, James, McInerney, Schwab, Scott, Shaw, and Webb.[10] These

3 directors are incapable of independently and disinterestedly considering a demand to commence

4 and vigorously prosecute the action because they all derived a personal benefit from and had a

5 direct interest in the compensation granted under their voidable and *ultra vires* employment

6 contracts for their services as executives and/or directors.

7   168.   Demand should be excused for the following reasons:

8   (a)   This action seeks to void the employment contracts and related agreements

9 of each of the Current Directors and Officers, as well as the members of

10 the Board, and seeks payments previously made under these agreements

11 amounting to hundreds of millions of dollars. Given this, the Board

12 members, eight of whom are Individual Defendants herein, were and are

13 incapable of disinterested consideration of a demand to prosecute this

14 lawsuit;

15   (b)   As members of the Compensation Committee, Defendants Webb, James,

16 and Shaw approved the compensation packages for all executives and

17 directors, including their own compensation packages, and therefore stand

18 on both sides of the transactions complained of herein;

19   (c)   This action also seeks to enjoin the Company and the Current Directors

20 and Officers, including the members of the Board, from entering into any

21 further voidable contracts (including contracts relating to themselves) or

22 engaging in interstate commerce or selling any material assets until the

23 defects under the ICA are remedied;

24

25 [10] As noted, the term "Board" refers to the Board as it was composed on the date this action was commenced. Although not the standard for establishing demand futility here, demand on the
26 *current* Board, as of April 29, 2016, would still be futile as the majority of these directors are incapable of independent or disinterested consideration of a demand for the reasons set forth
27 herein.

28 VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   (d)   The Individual Defendants breached their fiduciary duty of loyalty by failing to register Yahoo as an investment company because the Individual Defendants, including the members of the Board, were aware that Yahoo met the definition of an investment company under the ICA. This knowing, intentional violation of the ICA subjects the Individual Defendants, including the members of the Board, to personal liability for such violations;

(e)   The contracts improperly entered into and approved by the Individual Defendants were *ultra vires* acts. The Individual Defendants, including the members of the Board who are all named as defendants, knowingly and intentionally entered into or approved such contracts in violation of the law; and

(f)   The Individual Defendants breached their fiduciary duty of loyalty by failing to comply with the ICA, to ensure that they retained their positions and compensation and to protect the value of their extensive holdings of Yahoo stock, and their extensive compensation.

COUNT I

Violation of Section 47(b) of the ICA
Against the Individual Defendants Seeking Damages
(Asserted Derivatively on Behalf of and for the Benefit of Yahoo)

169.   Plaintiff repeats and realleges the allegations in the paragraphs above, as if fully set forth herein.

170.   Section 8 of the ICA mandates that any investment company organized or otherwise created under the laws of the United States or of any State must register with the SEC as such.

171.   Section 7 of the ICA prohibits an unregistered investment company from engaging in interstate commerce.

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

172.   Section 47(b) of the ICA provides that a contract made in violation of the ICA, or whose performance involves (or will involve in the future) a violation of the ICA, or any rule or regulation thereunder, is unenforceable by either party, and provides for whole or partial rescission and restitution.

173.   Yahoo is an investment company that has failed to register as required by Section 8 of the ICA, and has not otherwise complied with the investor protection mandates of the ICA. As such, the Company was without legal capacity and power to engage in interstate commerce and enter into contracts.

174.   The Individual Defendants have caused Yahoo to operate as an unregistered investment company in violation of the ICA for their own benefit and to the detriment of the Company and its stockholders, and that the Company has been damaged thereby.

175.   Yahoo is or has been a party to each such employment contract with the Individual Defendants. Because these employment contracts are a violation of the ICA, and therefore voidable and unenforceable, and because Yahoo has refused to void such contracts, Plaintiff is derivatively seeking to void such contracts on behalf of Yahoo and seeks restitution for those contracts already performed.

COUNT II

Breach of Fiduciary Duty of Loyalty
Against the Individual Defendants
(Asserted Derivatively on Behalf of and for the Benefit of Yahoo)

176.   Plaintiff repeats and realleges the allegations in the paragraphs above, as if fully set forth herein.

177.   The Individual Defendants are fiduciaries of Yahoo and all of its stockholders and owe them the duty to conduct the affairs of the Company loyally, carefully, faithfully, diligently, and prudently. This cause of action is asserted based upon the Individual Defendants' acts in violation of Delaware state law, which acts constitute breach of fiduciary duty.

1   178.   Each of the Individual Defendants, acting individually and in concert, engaged in

2   the conduct alleged herein in reckless disregard and/or intentional breach of his or her fiduciary

3   duty of loyalty to the Company and its stockholders.

4   179.   Defendants further breached their fiduciary duty of loyalty by, *inter alia*, putting

5   their interests ahead of the interests of the Company and its stockholders.

6   180.   The Company will be irreparably injured as a direct and proximate result of the

7   aforementioned acts and the Company has no adequate remedy at law.

8   ## COUNT III

9   **Unjust Enrichment**
Against the Individual Defendants

10   **(Asserted Derivatively on Behalf of and for the Benefit of Yahoo)**

11   181.   Plaintiff repeats and realleges the allegations in the paragraphs above, as if fully

12   set forth herein.

13   182.   While under the Individual Defendants' leadership, Yahoo has been operating as

14   an investment company, and failed to register as such, in violation of the ICA. As a result, the

15   Individual Defendants have exposed the Company to immense liability, including the inability to

16   conduct business.

17   183.   The Individual Defendants, however, received millions of dollars in salaries,

18   stock, and other payments that were not justified and were so extensive as to be inconsistent with

19   justice or equity and conscience because of their failure to direct the Company's operations in

20   conformity with the ICA. Accordingly, the Individual Defendants have been unjustly enriched at

21   the expense of Yahoo and are therefore liable to the Company.

22   ## COUNT IV

23   **Violation of 8 Del. C. § 124(2)**
Against the Individual Defendants Seeking Damages

24   **(Asserted Derivatively on Behalf of and for the Benefit of Yahoo)**

25   184.   Plaintiff repeats and realleges the allegations in the paragraphs above, as if fully

26   set forth herein.

27

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

185.   Section 8 of the ICA mandates that any investment company organized or otherwise created under the laws of the United States or of any State must register with the SEC as such.

186.   Section 7 of the ICA prohibits an unregistered investment company from engaging in interstate commerce.

187.   Section 47(b) of the ICA provides that a contract made in violation of the ICA, or whose performance involves (or will involve in the future) a violation of the ICA, or any rule or regulation thereunder, is unenforceable by either party, and provides for whole or partial rescission and restitution.

188.   Yahoo is an investment company that has failed to register as required by Section 8 of the ICA, and has not otherwise complied with the investor protection mandates of the ICA. As such, the Company was without legal capacity and power to engage in interstate commerce, including entering into contracts.

189.   The Individual Defendants have caused Yahoo to operate as an unregistered investment company in violation of the ICA for their own benefit and to the detriment of the Company and its stockholders, and the Company has been damaged thereby.

190.   Yahoo is obligated to void its employment contracts with the Current Officers and Directors, because those employment contracts were entered into in violation of the ICA, and the performance of which violates the ICA, and therefore are voidable and unenforceable.

191.   Because the employment contracts were unauthorized acts by the Individual Defendants, and because the Company and Individual Defendants were without legal authority to enter into them, Yahoo is entitled to recover damages resulting from Yahoo's having entered into the employment contracts with the Individual Defendants.

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

COUNT V

Violation of Cal. Bus. & Prof. Code §§ 17200, *et seq.*
Against the Individual Defendants
(Asserted Derivatively on Behalf of and for the Benefit of Yahoo)

192. Plaintiff repeats and realleges the allegations in the paragraphs above, as if fully set forth herein.

193. The Individual Defendants engaged in "unlawful" business acts and practices in violation of the California Unfair Competition Law, Business & Professions Code § 17200, *et seq.*, by causing, and continuing to cause, Yahoo to operate as an unregistered investment company in violation of the ICA for their own benefit and to the detriment of the Company and its stockholders, yet received monies and/or stock pursuant to employment and/or compensation contracts, and stock option agreements in connection with such contracts.

194. As a proximate result of the Individual Defendants' conduct, Yahoo has lost money and suffered injury in fact, including because of the fact that the Individual Defendants have received millions of dollars in salaries, stock, and other payments that were not justified by their failure to direct the Company's operations in conformity with the ICA.

195. Plaintiff requests that this Court enter such orders or judgments as may be necessary to restore to Yahoo an interest in any money or property that may have been acquired by the Individual Defendants by means of such unlawful conduct, as provided in California Business & Professions Code § 17203, and for such other relief as set forth in the Prayer for Relief.

COUNT VI

Violation of 8 Del. C. § 124(1)
Against Defendant Yahoo Seeking an Injunction to
Prevent Yahoo from Selling Its Assets in Interstate Commerce
(Asserted Directly By Plaintiff)

196. Plaintiff repeats and realleges the allegations in the paragraphs above, as if fully set forth herein.

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

197.   Section 8 of the ICA mandates that any investment company organized or otherwise created under the laws of the United States or of any State must register with the SEC as such.

198.   Section 7 of the ICA prohibits an unregistered investment company from engaging in interstate commerce.

199.   Yahoo is an investment company that has failed to register as required by Section 8 of the ICA, and has not otherwise complied with the investor protection mandates of the ICA. As such, the Company was without legal capacity and power to engage in interstate commerce and enter into contracts.

200.   Yahoo is obligated to void its employment contracts with the Individual Defendants, because those employment contracts are in violation of the ICA and therefore voidable and unenforceable, and because the Individual Defendants and Yahoo lacked power and capacity under law to enter into them. Performance of these contracts should be enjoined.

201.   Yahoo must be enjoined from entering into any future contracts to sell any of its material assets, as it lacks legal power and capacity to engage in interstate commerce.

COUNT VII

Contract Rescission
Against the Individual Defendants
(Asserted Derivatively on Behalf of and for the Benefit of Yahoo)

202.   Plaintiff repeats and realleges the allegations in the paragraphs above, as if fully set forth herein.

203.   Under federal law, a contract whose performance is in violation of material provisions of federal law designed to protect investors or consumers is voidable on the part of the party injured by such violation of federal law.

204.   Here, Yahoo entered into employment agreements and compensation agreements in violation of the ICA, which injured Yahoo, which paid excessive and unconscionable amounts pursuant thereto.

205.   These employment agreements are voidable derivatively by Plaintiff, and should

VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

1   be rescinded.

2   **PRAYER FOR RELIEF**

3   **WHEREFORE**, Plaintiff prays for relief and judgment as follows:

4   A.   Enjoining Yahoo from engaging in interstate commerce, performing any voidable

5   contract, or selling any of its material assets;

6   B.   Declaring that Plaintiff may maintain Counts I, II, III, IV, V, and VI derivatively

7   under Delaware law, that Plaintiff is an adequate representative on the Company's behalf, and

8   that demand is excused;

9   C.   Declaring that Plaintiff is entitled to rescission of Yahoo's employment contracts

10   with its directors and officers and/or disgorgement of any money paid or payable under such

11   contracts;

12   D.   Declaring that the Individual Defendants have breached their fiduciary duty of

13   loyalty owed to Yahoo;

14   E.   Determining that statutory relief pursuant to Section 124 is available to Plaintiff

15   and the Company because Yahoo is an unregistered investment company acting in violation of

16   the ICA, and that Yahoo's making and performance of contracts with the Individual Defendants

17   involves violations of Section 3(a)(1)(C) of the ICA and federal common law, that such contracts

18   are *ultra vires* voidable and unenforceable at the election of the Company, and that Yahoo lacks

19   power and capacity to enter into such contracts;

20   F.   Enjoining the Company from entering into any further voidable contracts,

21   including but not limited to, any contract to sell all or a portion of its assets and/or its core

22   business;

23   G.   Ordering disgorgement of any unjust enrichment resulting from violations of the

24   ICA;

25   H.   Ordering disgorgement of all profits obtained as a result of the fiduciary

26   misconduct alleged;

27

28   VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
     Case No. 3:16-cv-00478-RS

1   I.   Awarding Plaintiff the reasonable costs and expenses incurred in this action,

2 including counsel fees and expert fees; and

3   J.   Granting such other relief as the Court may deem just and proper.

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VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

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DEMAND FOR JURY TRIAL

2

Plaintiff hereby demands a trial by jury on all issues so triable.

3

DATED: November 18, 2016   **KIRBY MCINERNEY LLP**

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/s/ Peter S. Linden
Peter S. Linden (admitted *pro hac vice*)
Ira M. Press
Shefali Lakhani
825 Third Avenue, 16th Floor
New York, New York 10022
Telephone: (212) 371-6600

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KIRBY MCINERNEY LLP
Robert J. Gralewski, Jr. (196410)
600 B. Street, Suite 1900
San Diego, California 92101
Telephone: (619) 398-4340

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BLACKNER STONE & ASSOCIATES, PA
Richard L. Stone
123 Australian Avenue
Palm Beach, Florida 33480
Telephone: (561) 804-9569

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KERR & WAGSTAFFE LLP
James M. Wagstaffe
Adrian J. Sawyer
110 Mission Street, 18th Floor
San Francisco, California 94105
Telephone: (415) 371-8500

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Attorneys for Plaintiff
UFCW Local 1500 Pension Fund

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VERIFIED SECOND AMENDED DERIVATIVE COMPLAINT
Case No. 3:16-cv-00478-RS

ROBERT J. GRALEWSKI, JR. (196410)
KIRBY MCINERNEY LLP
600 B. Street, Suite 1900
San Diego, California 92101
Telephone: (619) 398-4340

PETER S. LINDEN (admitted *pro hac vice*)
KIRBY MCINERNEY LLP
825 Third Avenue, 16th Floor
New York, New York 10022
Telephone: (212) 371-6600

Attorneys for Plaintiff
UFCW LOCAL 1500 PENSION FUND

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

UFCW LOCAL 1500 PENSION FUND, on behalf of itself and all others similarly situated, Plaintiff, v. YAHOO!, INC., MARISSA MAYER, DAVID FILO, SUE JAMES, THOMAS J. MCINERNEY, CHARLES R. SCHWAB, H. LEE SCOTT, JR., JANE E. SHAW, MAYNARD WEBB, JR., KENNETH A. GOLDMAN, RONALD S. BELL, HENRIQUE DE CASTRO, and MAX R. LEVCHIN, Defendants and YAHOO! INC., Nominal Defendant.	Case No. 3:16-cv-00478-RS **VERIFICATION OF ANTHONY SPEELMAN ON BEHALF OF UFCW LOCAL 1500 PENSION FUND TO VERIFIED SECOND AMENDED COMPLAINT**

VERIFICATION OF ANTHONY SPEELMAN ON BEHALF OF UFCW LOCAL 1500 PENSION FUND
CASE NO. 3:16-CV-00478-RS

1   I, Anthony Speelman, pursuant to 28 U.S.C § 1746, herby verify the following:

2   1. I am the Plan Manager of UFCW Local 1500 Pension Fund, plaintiff in this action.

3 I make this verification pursuant to the Federal Rule of Civil Procedure 23.1 on behalf of the

4 UFCW Local 1500 Pension Fund in connection with the filing of the Verified Second

5 Amended Complaint ("Second Amended Complaint"), which is being filed with this Court

6 together with this Verification.

7   2. I hereby verify that UFCW Local 1500 Pension Fund has been a shareholder of

8 Yahoo! Inc. ("Yahoo") during the period of misconduct complained of in the Second Amended

9 Complaint, has held Yahoo common stock since March 4, 2013, and has continuously held

10 Yahoo common stock since such time, and intends to continue to hold shares of Yahoo

11 common stock until at least the resolution of this action.

12   3. I received and reviewed a copy of the Second Amended Complaint before it was

13 filed, and I authorized its filing on behalf of UFCW Local 1500 Pension Fund. I am authorized

14 and empowered to execute this Verification on behalf of UFCW Local 1500 Pension Fund.

15   4. As to the allegations in the Second Amended Complaint of which I have personal

16 knowledge, I believe those allegations to be true and correct. As to those allegations in the

17 Second Amended Complaint of which I do not have personal knowledge, I rely on my counsel

18 and their investigation, and for that reason, I believe them to be true and correct.

19   I verify under penalty of perjury that the foregoing is true and correct, and that this

20 Verification was executed this 17th day of November 2016, in Westbury, New York.

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23   Anthony Speelman
          Trustee, UFCW Local 1500 Pension Fund
          425 Merrick Avenue

24   Westbury, New York 11550

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VERIFICATION OF ANTHONY SPEELMAN ON BEHALF OF UFCW LOCAL 1500 PENSION FUND
CASE NO. 3:16-CV-00478-RS